SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3

                                (Amendment No. 2)

                                 (RULE 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               Winter Sports, Inc.
                                (Name of Issuer)

                               Winter Sports, Inc.
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    976072108
                      (Cusip Number of Class of Securities)

                                   ----------

                                 Dennis L. Green
                               Winter Sports, Inc.
                                  P.O. Box 1400
                            Whitefish, Montana 59937
                         Telephone Number (406) 862-1900

                                   ----------

       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   ----------

                                   Copies To:

                               Marcus J. Williams
                            Davis Wright Tremaine LLP
                               2600 Century Square
                               1501 Fourth Avenue
                                Seattle, WA 98101
                                 (206) 622-3150

This statement is filed in connection with (check the appropriate box):

a.|X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.|_| The filing of a registration statement under the Securities Act of 1933.

c.|_| A tender offer.

d.|_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |X|

Check the following box if the filing fee is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
               $737,940                                     $147.59

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split based on an amount per share equal to the product obtained by multiplying (A) $17.50 by (B) the total number of shares of Common Stock owned by all such stockholders of record in each stockholder's account immediately prior to the Reverse Split.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $737,940 by 1/50 of 1%.

|X| Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:   $ 149.59             Filing Party: Winter Sports, Inc.
Form or Registration No.: Schedule 13E-3       Date Filed: September 30, 2003

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Winter Sports, Inc. ("Winter Sports" or the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Charles R. Abell, Jerome T. Broussard, Brian T. Grattan, Dennis L. Green, Charles P. Grenier, Jerry J. James, Michael T. Jenson, Darrel R. Martin, Michael J. Muldown, Richard D. Dasen, Susan A. Dasen and Budget Finance are simultaneously filing a separate Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Filing Persons' 13E-3"). The Company is submitting to its stockholders a proposal to approve and adopt a proposal for:

      (a) a one-for-150 reverse stock split of the Company's Common Stock (the "Reverse Split"); and

      (b) a cash payment per share of $17.50 for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split.

The Reverse Split is upon the terms and subject to the conditions set forth in the Company's Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on [_________], 2003 (the "Annual Meeting"). The Reverse Split requires an amendment to the Company's Articles of Incorporation, as amended. The other purposes of the Annual Meeting are to (1) elect a board of nine directors, (2) ratify the selection of independent accountants, and (3) transact such other business as may properly come before the Annual Meeting.

      The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in Amendment No. 2 to the Proxy Statement filed by the Company with the Securities and Exchange Commission on December 30, 2003 (including all annexes and exhibits thereto, the "Proxy Statement") and in the Filing Persons' 13E-3, of the information required to be included in response to the items of this Schedule 13E-3. The information in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

      Reg. M-A 1001

      The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      Reg. M-A 1002

      (a) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the caption "VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT - Voting Securities" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the caption "MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS" is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS" is hereby incorporated herein by reference.

      (e)       Not applicable.

      (f) The information set forth in Item 2(f) of the Filing Persons' 13E-3 is hereby incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      Reg. M-A 1003(a) through (c)

      (a) The information set forth in the Introduction and Item 3(a) of the Filing Persons' 13E-3 is hereby incorporated herein by reference.

      (b)       Not applicable.

      (c) The information set forth in the Proxy Statement under the captions "SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," "ITEM 2 - ELECTION OF DIRECTORS - Information About Directors And Nominees For Election" are hereby incorporated herein by reference. The information required by Item 1003(c)(3) and (4), relating to criminal or administrative proceedings, is not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

      Reg. M-A 1004(a) and (c) through (f)

      (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF REVERSE SPLIT - Consideration in Lieu of Shares, "
                - Effect on Shareholders," "FINANCIAL TERMS OF THE TRANSACTION" and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF REVERSE SPLIT - Effect on Shareholders," is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "DISSENTERS' OR APPRAISAL RIGHTS" is hereby incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" is hereby incorporated herein by reference.

      (f)       Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Reg. M-A 1005(a) through (c) and (e)

      (a) The information set forth in the Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Background" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Background" is hereby incorporated herein by reference.

      (e)       Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Reg. M-A 1006(b) and (c)(1)-(8)

      (b) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET - The Transaction" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," and "BACKGROUND, PURPOSE AND EFFECT OF THE REVERSE SPLIT - Effect of the Reverse Split on Winter Sports" are hereby incorporated herein by reference. The Company does not have any plans for the transactions described in Item 1006(c)(1)-(6).

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

      Reg. M-A 1013

      (a) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT -Reasons for the Reverse Split" is hereby incorporated herein by reference.

      (b),(c) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" and "- Reasons for the Reverse Split" are hereby incorporated herein by reference. The information set forth in Item 7(b) and
                (c) of the Filing Persons' 13E-3 is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Effect on Shareholders," "- Effect of the Reverse Split on Winter Sports," "- Effect of the Reverse Split on the Filing Persons" and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

      Reg. M-A 1014

      (a) The information set forth in the Proxy Statement under the captions "RECOMMENDATION OF THE BOARD OF DIRECTORS AND FILING PERSONS," and "SUMMARY TERM SHEET" are hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the caption "VOTE REQUIRED" is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" is hereby incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" is hereby incorporated herein by reference.

      (f)       Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      Reg. M-A 1015

      (a),(b) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" and "OPINION OF FINANCIAL ADVISOR" are hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the caption "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Reg. M-A 1007

      (a) The information set forth in the Proxy Statement under the caption "FINANCIAL TERMS OF THE TRANSACTION"- Source of Funds and Financial Effect of the Reverse Split" is hereby incorporated herein by reference.

      (b)       Not applicable.

      (c) The information set forth in the Proxy Statement under the captions "FINANCIAL TERMS OF THE TRANSACTION - Source of Funds and Financial Effect of the Reverse Split" are hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "FINANCIAL TERMS OF THE TRANSACTION - Source of Funds and Financial Effect of the Reverse Split" is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Reg. M-A 1008

      (a) The information set forth in the Proxy Statement under the caption "VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

      (b) The information set forth in Item 11(b) of the Filing Persons' 13E-3 is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      Reg. M-A 1012(d) and (e)

      (d) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Reasons for the Reverse Split," "- Factors Considered by the Board of Directors," and "VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" are hereby incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors," and "ITEM 1 - AMENDMENT OF WINTER SPORTS' ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT OF WINTER SPORTS' COMMON STOCK" are hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

      Reg. M-A 1010(a) and (b)

      (a) The financial statements set forth in Annex D of the Proxy Statement are hereby incorporated herein by reference.

      (b)       Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Reg. M-A 1009

      (a) The information set forth in the Proxy Statement under the captions "Opinion of Financial Advisor" are hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the captions "FINANCIAL TERMS OF THE TRANSACTION -Source of Funds and Financial Effect of the Reverse Split," "SUMMARY TERM SHEET" and "OPINION OF FINANCIAL ADVISOR" are hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

      Reg. M-A 1011(b)

      (b) The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

      Reg. M-A 1016(a) through (d), (f) and (g)

      (a)       Proxy Statement, together with the proxy card.*

      (b) Business Loan Agreement between Bank of America and Winter Sports, Inc. dated January 7, 2003.**

      (c) Fairness Opinion and materials from Willamette presentation to the board on September 18, 2003.***

      (d)       Not applicable.

      (f)       Copy of Dissenters' Rights Statute.****

      (g)       Not applicable.

----------
*     Filed herewith.

** Incorporated by reference to Form 10-KSB filed by Winter Sports, Inc. on August 28, 2003.

*** Incorporated by reference to Annex B of Exhibit (A) which is filed herewith.

**** Incorporated by reference to Annex C of Exhibit (A) which is filed herewith

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              WINTER SPORTS, INC.


                              By:    /s/ Dennis L. Green
                                 --------------------------------
                              Name:  Dennis L. Green
                              Title: Chairman and Acting Chief Executive Officer
                              Dated: December 30, 2003

EXHIBIT INDEX

EXHIBIT  DESCRIPTION
-------  -----------

(a)   Proxy Statement, together with the proxy card.*

(b) Business Loan Agreement between Bank of America and Winter Sports, Inc. dated January 7, 2003.**

(c) Fairness Opinion and materials from Willamette presentation to the board on September 18, 2003.***

(d)   Not applicable.

(f)   Copy of Dissenters' Rights Statute.****

(g)   Not applicable.

----------
*     Filed herewith.

** Incorporated by reference to Form 10-KSB filed by Winter Sports, Inc. on August 28, 2003.

*** Incorporated by reference to Annex B of Exhibit (A) which is filed herewith.

**** Incorporated by reference to Annex C of Exhibit (A) which is filed herewith

                                    EXHIBIT A

                                 PROXY STATEMENT

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                  SCHEDULE 14A
                    Proxy Statement Pursuant to Section 14(a)
                     Of the Securities Exchange Act of 1934

Filed by the Registrant |X| Filed by a Party other than the Registrant |_|

Check the appropriate Box:

|X|   Preliminary Proxy Statement

|_|   Confidential for Use of the Commission Only (as permitted by Rule
      14a-6(e)(2))

|_|   Definitive Proxy Statement

|_|   Definitive Additional Materials

|_|   Soliciting Material Pursuant toss.240.14a-12

                               Winter Sports, Inc.
                (Name of Registrant As Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

|X| No fee required

|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11.

      1) Title of each class of securities to which transaction applies:

      --------------------------------------------------------------------------

      2) Aggregate number of securities to which transaction applies:

      --------------------------------------------------------------------------

      3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing is calculated and state how it was determined.):

      --------------------------------------------------------------------------

      4) Proposed maximum aggregate value of transaction:

      --------------------------------------------------------------------------

      5) Total Fee Paid:

      --------------------------------------------------------------------------

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1) Amount Previously Paid:

      --------------------------------------------------------------------------

      2) Form, Schedule or Registration Statement No.:

      --------------------------------------------------------------------------

      3) Filing Party:

      --------------------------------------------------------------------------

      4) Dated Filed:

      --------------------------------------------------------------------------

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, and neither the Securities Exchange Commission nor any state securities commission has passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                               WINTER SPORTS, INC.
                                  P.O. Box 1400
                            Whitefish, Montana 59937

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                        To be Held [______________, 2004]

The annual meeting of the shareholders of Winter Sports, Inc. will be held at Big Mountain in the Outpost Building, approximately 8 miles North of Whitefish, Montana, on [_______, 2004] at [____] p.m. for the following purposes:

      1. To amend Winter Sports, Inc.'s Articles of Incorporation, as previously amended, to effect a reverse stock split and cash payment in respect of the resulting fractional shares. Shareholders will have dissenters' rights as to the reverse stock split under Sections 35-1-826 through 35-1-839, Montana Code Annotated. Copies of these Sections of the Montana Code are included as Annex C to the enclosed proxy statement.

      2. To elect a board of nine directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

      3. To ratify the selection of independent accountants.

      4. To transact such other business as may properly come before the meeting or any adjournments thereof.

Please read carefully the enclosed proxy statement. The proxy statement describes proposals 1, 2 and 3 and the transactions that will be effected if proposal 1 is approved. This proposal would enable Winter Sports to terminate its obligations to file annual and periodic reports and make other filings with the Securities and Exchange Commission. The board of directors unanimously recommends that you vote "FOR" approval of the proposal and related transactions.

The board of directors has fixed the close of business on [_________, 2003] as the record date for determining those shareholders who shall be entitled to notice of, and to vote at, the annual meeting and any adjournments thereof.

We hope you will attend the meeting in person, and we will discuss the proposals and answer questions at that time. However, even if you plan to attend in person, we urge you to mark, sign, date and return the proxy enclosed with this notice at your earliest convenience so that your shares will be counted for presence of a quorum and so that your vote can be recorded if you cannot or do not vote in person. If you attend the meeting, you may revoke your proxy and vote in person if you wish by notifying the corporate secretary in writing of your intention to do so at any time prior to our taking a vote on a specific matter.

By order of the Board of Directors


Dated at Whitefish, Montana
[_______________, 2003]

Sandra K. Unger
Corporate Secretary

                               WINTER SPORTS, INC.
                                 P. O. BOX 1400
                               WHITEFISH, MT 59937

                                 PROXY STATEMENT

                         ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD [__________, 2004]

The proxy accompanying this proxy statement is solicited by the board of directors of Winter Sports, Inc. ("Winter Sports" or the "Company") for use at the annual meeting of shareholders to be held on [________________, 2004] at [____] p.m. local time, in the Outpost Building, Big Mountain Resort, and any adjournment of that meeting. The persons named in the accompanying proxy will vote each properly executed and returned proxy in accordance with the instructions specified thereon. Unless otherwise directed, each properly executed and returned proxy will be voted (i) for an amendment of the Articles of Incorporation to effect a reverse stock split, (ii) for election to Winter Sports' board of directors of all of the nominees named in this proxy statement, with the votes evenly distributed among those nominees, and (iii) for ratification of the selection of Jordahl & Sliter, PLLC, as Winter Sports' independent accountants. If other matters come before the meeting, shares represented by proxies will be voted in accordance with the best judgment of the persons to whom the proxies are granted. Execution of a proxy will not in any way affect a shareholder's right to attend the meeting or prevent voting in person. You may revoke your proxy at any time before it is exercised by notifying the secretary of Winter Sports in writing at the address shown above, or by delivering to the corporate secretary a properly signed proxy bearing a later date.

Only shareholders of record at the close of business on [________, 2003] are entitled to notice of and to vote at the annual meeting of shareholders. A majority of the outstanding shares of the company entitled to vote, represented in person or by proxy, constitutes a quorum. Shareholders who withhold or abstain from voting and broker non-votes are counted for purposes of determining the presence or absence of a quorum, but because approval of the transaction requires the affirmative vote of a majority of the outstanding common stock, abstentions and broker non-votes will have the same effect as votes against the proposals. We urge you to complete and sign the enclosed proxy regardless of whether you plan to attend the meeting so your shares will be represented.

The approximate date on which this proxy statement and the accompanying proxy were first sent to shareholders was [_________, 2003].

                                PRELIMINARY COPY

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, and neither the Securities Exchange Commission nor any state securities commission has passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                                TABLE OF CONTENTS

SUMMARY TERM SHEET

ITEM 1 - AMENDMENT OF WINTER SPORTS' ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT OF WINTER SPORTS' COMMON STOCK
SPECIAL FACTORS
VOTE REQUIRED
RECOMMENDATION OF THE BOARD OF DIRECTORS
BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT
FINANCIAL TERMS OF THE TRANSACTION
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
OPINION OF FINANCIAL ADVISOR
CERTAIN PROJECTIONS
RISK FACTORS
CERTAIN EFFECTS OF THE REVERSE SPLIT
EXCHANGE OF STOCK CERTIFICATES
EFFECTIVE TIME
REGULATORY APPROVAL
ESCHEAT LAWS
DISSENTERS' OR APPRAISAL RIGHTS
ITEM 2 - ELECTION OF DIRECTORS
VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT
EXECUTIVE OFFICERS
COMPENSATION OF EXECUTIVE OFFICERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
ITEM 3 - INDEPENDENT AUDITORS
AUDIT COMMITTEE REPORT
PROXY SOLICITATION EXPENSES
OTHER BUSINESS
ANNUAL REPORT
SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING
AVAILABLE INFORMATION
GENERAL

                               SUMMARY TERM SHEET

This summary briefly describes the material terms of the proposed Reverse Split (as defined below) and other transactions contemplated in connection with the Reverse Split. The proxy statement contains a more detailed description of those terms. We encourage you to read the entire proxy statement and the accompanying annexes, the accompanying Schedule 13E-3 Transaction Statements, and the documents we have incorporated by reference into each of those documents, before submitting your proxy. The Company has filed a Schedule 13E-3 Transaction Statement, and a separate Schedule 13E-3 Transaction Statement has been filed by Charles R. Abell, Jerome T. Broussard, Brian T. Grattan, Dennis L. Green, Charles P. Grenier, Jerry J. James, Michael T. Jenson, Darrel R. Martin, Michael
J. Muldown, Richard D. Dasen, Susan A. Dasen and Budget Finance.

Additionally, this proxy statement contains certain information about expected costs and benefits of going private, and about management's intentions and expectations if the Reverse Split is approved. These statements, as well as all other statements that are not statements of historical fact, are "forward looking statements", and you should not assume that any of these statements are assurances of future outcomes or courses of action. Please review this proxy statement and the accompanying Schedule 13E-3 Transaction Statements in detail, paying particular attention to the issues identified in "Risk Factors" beginning on page __.

      o Shareholder Meeting. On [__________, 2004] at [____] p.m., the annual meeting of the shareholders of Winter Sports will be held at Big Mountain Resort in the Outpost Building. At the meeting, shareholders will be asked to, among other things, consider and vote upon a proposal to amend Winter Sports' Articles of Incorporation, as previously amended, to effect a reverse split of Winter Sports' common stock at a ratio of 150 to 1 (the "Reverse Split"), with payment in cash to the holders of fractional shares of common stock that exist after the Reverse Split.

      o The Transaction. If the Reverse Split is approved, those persons who hold fewer than 150 shares of common stock immediately before the Reverse Split is effected will not be shareholders of Winter Sports thereafter. As used in this proxy statement, the term "Effective Date" refers to the date on which the Reverse Split is effected, and the term "Effective Time" refers to the time at which the amendment to the Articles of Incorporation is accepted for filing with the Montana Secretary of State. Each shareholder who holds a fractional share immediately following the Effective Date will be entitled to receive payment of $17.50 per share for such fractional shares. Shareholders who hold 150 or more pre-split shares will remain shareholders in Winter Sports but will own a whole number of post-split shares equal to 1/150 the number of pre-split shares they held immediately before the Effective Date; these shareholders will receive the same $17.50 per share cash payment in respect of each fractional share that results from the Reverse Split. We expect to pay approximately $737,940 in the aggregate for all resulting fractional shares. The fractional shares to be purchased by the Company as part of the Reverse Split will be held in treasury. See "Background, Purpose, Structure and Effect of the Reverse Split - Effect on Shareholders" beginning on page __ and "- Effect of the Reverse Split on Winter Sports" beginning on page __.

      o Purpose. The primary purpose of the Reverse Split is to reduce our number of shareholders of record to fewer than 300, thereby allowing us to terminate our reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Sarbanes-Oxley Act of 2002. In the event that there are fewer than 300 shareholders following the transaction and Winter Sports is eligible to file to deregister its common stock, Winter Sports intends to file a notice of termination of registration with the Securities and Exchange Commission to deregister its common stock under federal securities laws. As a result, Winter Sports would no longer be subject to the costly and time-intensive annual and periodic reporting and related requirements under the federal securities laws that are applicable to public companies. See "Background, Purpose, Structure and Effect of the Reverse Split - Effect on Shareholders" beginning on page __ and "- Effect of the Reverse Split on Winter Sports" beginning on page __.

      o Reasons. We are considering the Reverse Split, and the board of directors has recommended that you approve the Reverse Split, as a means to eliminate various expenses associated with remaining a "public company," by which we mean a company whose stock is registered under, and which files reports in accordance with, the Exchange Act. In addition to direct financial savings, we expect that the going private transaction will free substantial management time and attention that currently is devoted to Exchange Act compliance, allowing management to focus more closely on Winter Sports' core business operations. An ancillary benefit is that the Reverse Split would allow us to further reduce costs by reducing the number of shareholders with whom we communicate. Because administrative and mailing costs accrue on a per-shareholder basis, those costs are disproportionately high for shareholders who hold only a limited number of our shares when considering their stake in Winter Sports. In the aggregate, we expect these cost reductions to reach approximately $200,000 in the first full fiscal year following the Reverse Split. We also believe the Reverse Split will provide liquidity to shareholders who hold fewer than 150 pre-split shares; these shareholders might otherwise have difficulty in selling their stock, or might face disproportionately high sales commissions and related costs, due to the size of their holdings. See "Background, Purpose, Structure and Effect of the Reverse Split - Effect on Shareholders" beginning on page __ and "- Effect of the Reverse Split on Winter Sports" beginning on page __.

      o Record Date. Only shareholders of record as of the close of business on [___________, 2003], the record date for the shareholder meeting (the "Record Date"), are entitled to notice of and to vote at the shareholder meeting. The accompanying notice of shareholder meeting and this proxy statement, together with the enclosed proxy card, are dated as of [_________, 2003] and are being mailed to those shareholders on or about [________, 2003].

      o Vote Required. Approval of the Reverse Split and the related transactions will take place only if approved by the holders of a majority, or [504,221] (51%) of the outstanding shares of common stock, and only if the board of directors determines that the Reverse Split would permit Winter Sports to terminate its Exchange Act reporting obligations. As of [__________], 2003, the current directors and executive officers of Winter Sports beneficially own [452,453] shares or [45.8%] of Winter Sports' outstanding common stock. If the Reverse Split is effected, management estimates that the directors and executive officers of Winter Sports will hold approximately [3,015] shares or [45.7%] of the outstanding common stock. Although no person has committed to vote in favor of the Reverse Split, the current directors and executive officers of Winter Sports have indicated that they intend to vote "FOR" the approval of the transaction. However, their votes are insufficient to ensure approval of the Reverse Split and accordingly, management expects, but can make no assurances, that the transaction will be approved. See "Vote Required" beginning on page __ and "Voting Securities and Security Ownership of Certain Beneficial Owners and Management" on page __.

      o Recommendation of Board of Directors. The board of directors has determined that the Reverse Split is advisable and in the best interests of Winter Sports and its shareholders and recommends that you vote "FOR" the Reverse Split. The board of directors has discussed the going private transaction at length over the past three years, including discussions with shareholders at our 2001 and 2002 annual shareholder meetings and in our Annual Reports on Form 10-KSB for the fiscal years ended May 31, 2001 and 2002. In recent months the board's discussions of a going private transaction have intensified, and the board has focused on the potential benefits and detriments to Winter Sports and our shareholders. After extensive discussions since November 2002, the board of directors unanimously approved the Reverse Split on September 10, 2003 and recommended that the shareholders also approve the transaction. See "Recommendation of the Board of Directors" beginning on page __ and "Financial Terms of the Transaction" beginning on page __.

      o Fairness Opinion of Financial Advisor. In connection with its evaluation, the board of directors retained Willamette Management Associates, Inc. ("Willamette") to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by unaffiliated shareholders of Winter Sports in connection with the Reverse Split. Willamette rendered an oral opinion to board members at a meeting held on September 18, 2003. The essence of that opinion is that as of that date and based upon certain assumptions disclosed to the board, and in light of the matters considered and limitations on review described in the opinion, the consideration to be received by the shareholders of Winter Sports in connection with the Reverse Split was fair to those shareholders from a financial point of view. Willamette delivered a written opinion as of the date of this proxy statement which confirms its September 18 verbal opinion, and that written opinion is referenced in this proxy statement as the "fairness opinion." See "Opinion of Financial Advisor" beginning on page __; see also, the entire fairness opinion attached as Annex B to this proxy statement.

      o Recent Market Price of Winter Sports Common Stock. The last reported sale price for our common stock as reported on the Nasdaq Over the Counter Bulletin Board ("OTC") on [___________], the latest practicable date prior to the mailing of this proxy statement, was [_____] per share. See "Market for Winter Sports Common Stock and Related Stockholder Matters" beginning on page
__.

      o Risk Factors. There are risks associated with the Reverse Split, including both risks attendant to cashed-out shareholders and to persons who remain shareholders. See "Risk Factors" beginning on page __.

      o Dissenters' Rights. Under Montana law, our shareholders are entitled to dissenters' or appraisal rights with respect to the Reverse Split. To exercise these rights, shareholders must (i) timely deliver to Winter Sports a written notice of their intent to demand payment for their shares if the Reverse Split is effected, and (ii) not vote in favor of the Reverse Split. Shareholders who fail to deliver the notice on time or who vote in favor of the reverse split will lose any dissenters' rights. See "Dissenters' or Appraisal Rights" beginning on page __; see also, a copy of the Montana dissenters' rights statute is enclosed as Annex C.

      o Escheat Laws. Under state escheat laws, any payment for fractional interests not claimed by the shareholder entitled to such payment within five years after the Effective Date may be claimed by the State of Montana for Montana residents. Other states have similar laws with other time periods that may be as short as two years. See "Escheat Laws" beginning on page __.

      o Federal Income Tax Consequences. As a result of the Reverse Split, no gain, loss or deduction will be recognized by Winter Sports. The receipt of cash in exchange for fractional shares in the Reverse Split generally will be treated as a sale or exchange of those fractional shares, with gain or loss measured by the difference between the amount of cash received and that portion of the shareholder's adjusted basis in his or her pre-split shares allocable to the fractional shares. See "Material U.S. Federal Income Tax Consequences" beginning on page __.

      o Source of Funds. Management believes that Winter Sports has the financial resources to complete the Reverse Split transaction when considering anticipated cash flow and permitted borrowings under its current credit facility. See "Financial Terms of the Transaction - Source of Funds and Financial Effect of the Reverse Split" beginning on page __.

      o Exchange of Stock Certificates. If the Reverse Split is approved by our shareholders, each shareholder will receive a letter from our exchange agent after the Effective Date indicating the procedures for surrendering stock certificates in exchange for cash (in the case of fractional post-split shares) and replacement stock certificates (in the case of whole numbers of post-split shares). See "Exchange of Stock Certificates" beginning on page __.

      o Proxy Solicitation Expenses. Winter Sports will bear the cost of this proxy solicitation. We do not expect to pay any compensation for the solicitation of proxies, but may reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses in sending proxy material to principals and obtaining their proxies. In addition to soliciting proxies by mail, we may also use officers and regular employees to solicit proxies from shareholders by any means without extra compensation. See "Proxy Solicitation Expenses" on page __.

If you have more questions about the Reverse Split or would like additional copies of this proxy statement, please contact Sandra Unger, Secretary of Winter Sports, Inc., P. O. Box 1400, Whitefish, MT 59937. Telephone (406) 862-1933.

--------------------------------------------------------------------------------
 Important: Please return your proxy promptly whether or not you plan to attend the meeting. An addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.
--------------------------------------------------------------------------------

Please do not send in any stock certificates or option agreements at this time. We will send detailed instructions to shareholders for surrendering their stock certificates and options as soon as practicable after the amendment becomes effective.

 ITEM 1 - AMENDMENT OF WINTER SPORTS' ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT OF WINTER SPORTS' COMMON STOCK

The board of directors has authorized, and recommends for your approval, the Reverse Split, which has two separate implications:

      o the Reverse Split, in which each pre-split share of common stock will be converted to 1/150 of one share of post-split common stock as of the Effective Time; and

      o the payment of $17.50 per share for each fractional share resulting from the Reverse Split.

If the Reverse Split is approved by shareholders, the Reverse Split will become effective upon the filing with the Montana Secretary of State of an amendment to Winter Sports' Articles of Incorporation in the form of Annex A.

If you own fewer than 150 pre-split shares and want to remain a Winter Sports shareholder after the Effective Time, you may do so by acquiring enough shares so that at the Effective Time you own 150 or more pre-split shares. Due to the extremely limited trading market for Winter Sports stock, however, you may have difficulty purchasing enough shares to remain a Winter Sports shareholder. If you own shares in a variety of accounts or record entries and wish to combine your various holdings so that you own 150 or more pre-split shares at the Effective Time, you should instruct your brokers or other fiduciaries to consolidate your shares into a single record entry in a timely manner so that all your shares will be aggregated before the Reverse Split.

                                 SPECIAL FACTORS

                                  VOTE REQUIRED

Approval of the amendment and the related transactions requires the affirmative vote of the holders of a majority of the outstanding shares of each class of our common stock. You are entitled to one vote per share of Winter Sports common stock held as of the Record Date. As of the Record Date, we had [988,668] shares of common stock issued and outstanding. The transaction is not structured so that approval of at least a majority of unaffiliated shareholders is required.

                    RECOMMENDATION OF THE BOARD OF DIRECTORS

The board of directors has unanimously determined that the Reverse Split and the related transactions are both substantively and procedurally fair to, and in the best interest of, Winter Sports and our shareholders, including those unaffiliated shareholders who will and those who will not retain an interest in Winter Sports. Accordingly, the board of directors unanimously recommend a vote "FOR" the proposal to approve the Reverse Split and the related transactions described in this proxy statement.

         BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT

Background

Over the past three years, the board of directors and the audit committee have evaluated the costs and the benefits of Winter Sports remaining a reporting company under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Beginning with meetings in January 2000, the audit committee and the board discussed the steps necessary to terminate our Exchange Act reporting status and thereby reduce the costs of securities law compliance. There was discussion regarding SEC compliance requirements and the benefit, if any, that Winter Sports and our shareholders receive as a result of remaining a reporting company. Specific concerns were raised regarding the need for an audit committee charter, as well as potential liability and time requirements for audit committee members. Some directors expressed concerns at that time about the minority shareholders and the public relations repercussions of taking such a step. Our third quarter report to shareholders in February 2000 discussed new SEC reporting requirements and the added financial costs for Winter Sports.

At a board meeting in September 2000, the board conducted a lengthy discussion regarding whether Winter Sports and its shareholders were benefiting from SEC registration. The general agreement was that the corporation and its shareholders were not benefiting and that the corporation should move towards deregistration at an appropriate time in the future. The board decided that the timing was not right for a going-private transaction, and that it would be better to communicate the board's concerns with shareholders well in advance of any formal decision to go private.

At the annual shareholder meeting in 2000, the CEO reported to shareholders on the continuing changes in securities reporting requirements, including the requirement of auditor reviews of all quarterly statements, which would be an additional expense for the company and the shareholders. He noted that Winter Sports stock was very lightly traded and as a result, he believed the market prices did not reflect the true value of the stock. He stated his opinion that a small company such as Winter Sports bears all the costs and responsibilities of being a public company but does not receive the benefits. He also noted that the board of directors was investigating the possibility of taking Winter Sports private. The CEO expressed similar concerns about increasing compliance costs at the 2001 annual shareholder meeting, and said that a going private transaction was still being considered.

At a board meeting in August 2002, the board decided to announce to the shareholders that it was planning to proceed with plans for going private, and this decision was reported in the Company's 2002 annual report to shareholders. The report noted the numerous new rules and regulations enacted by the SEC responding to a number of highly publicized corporate financial disasters, and the fact that Winter Sports was required to follow the same procedures as companies which are 10-100 times its size.

At meetings during December 2002 - February 2003, the board and audit committee discussed with legal counsel the various alternatives for a going private transaction, and raised questions about valuation and the costs of going private. At a board meeting in June 2003, legal counsel led a discussion about the methods and concerns of going private. Counsel also discussed the new requirements of the Sarbanes-Oxley Act. Counsel noted anecdotal evidence that D & O insurance premiums would likely increase. The board then authorized management to gather information and to engage a financial advisor to give a fairness opinion to assist the board in fully exploring a reverse stock split.

At the board meeting held on September 10, 2003, after receiving an opinion from Willamette and after discussing and considering their fiduciary duties, the board unanimously approved the reverse stock split and recommended that shareholders approve the transaction.

Reasons for the Reverse Split

We have approximately 917 shareholders of record, and many of those shareholders hold small numbers of shares. As of _____________, 2003, approximately 664 shareholders of record of our publicly-traded shares of common stock owned fewer than 150 shares. At that time, these shareholders represented approximately 72% of our record shareholders, but only 2.5% of the total number of outstanding shares of our publicly-traded common stock. By reducing the number of shareholders, we expect to deregister our common stock under the Exchange Act and to reduce the number of shareholders with whom we are required to communicate, thus reducing two substantial components of our general and administrative expense. Management expects to invest those savings in other areas of our business operations with the hope of improving service for our customers and our community and improving profitability for Winter Sports. The Reverse Split ratio of 150 to 1 is the smallest ratio that the board of directors believes could have the intended effect of reducing the number of shareholders below 300 while balancing the resulting financial impact on Winter Sports. While we do not expect to pay dividends in the foreseeable future, we believe that the expected improvements to profitability will increase the value of Winter Sports, and concomitantly, the value of our common stock.

We expect to benefit from substantial cost savings as a result of the Reverse Split, and management has estimated that these costs will amount to approximately $200,000 during the fiscal year following the Reverse Split. These savings will include reduced legal and accounting fees resulting from deregistration under the Exchange Act, as well as lower costs of communicating with shareholders as a result of reducing the number of shareholders by liquidating shares in the Reverse Split. Our legal and accounting fees for Exchange Act compliance and related matters during fiscal 2003 are estimated to reach approximately $100,000.

Additionally, the Sarbanes-Oxley Act of 2002 and the well-publicized corporate scandals that led to the passage of that statute have had a dramatic impact on the cost of director and officer liability insurance for companies whose stock is registered under the Exchange Act. For example, whereas our director and officer insurance in fiscal 2000 was approximately $59,040, our estimated premium for fiscal 2003 is $102,358. If we were a privately held company whose stock was not registered under the Exchange Act, management estimates that our director and officer insurance for fiscal 2003 would have cost approximately $50,000. Accordingly, the reason the transaction is being undertaken at this time is because of such increased compliance costs resulting from Sarbanes-Oxley.

The cost of delivering information to and corresponding with each shareholder is the same regardless of the number of shares that person owns. Therefore, our costs to deal with small holders to maintain such small accounts are disproportionately high when compared to the total number of shares involved. In fiscal 2004, assuming that the Reverse Split does not occur, we expect that we will spend approximately $15 per registered shareholder for transfer agent and other administrative fees and for printing and postage costs to mail proxy materials and the annual and periodic reports required to be distributed to shareholders under the Exchange Act. In addition, in 2004, assuming that the Reverse Split does not occur, we expect to spend approximately $20 communicating with each shareholder who holds shares in "street name" through a nominee (i.e., a bank or broker). Because many of our shareholders own very small numbers of shares, the cost of communicating with these shareholders is thus quite substantial in comparison to those persons' investment in Winter Sports. In the aggregate, management estimates that if the Reverse Split is completed based upon the number of small shareholders identified as of the Record Date, we will save approximately $4,510 per fiscal year in reduced printing and mailing costs alone.

The direct savings outlined in this section do not include the substantial attention management must devote to compliance with federal securities laws that would be inapplicable if Winter Sports were to deregister its common stock under the Exchange Act. We estimate that management devotes approximately 1060 hours per year to comply with the public company reporting requirements. Thus, if the Reverse Split is approved, management estimates that Winter Sports will benefit by quantifiable annual savings in the first post-transaction fiscal year of approximately $200,000, and we believe the intangible benefits that would be derived if our executive officers were allowed to focus the additional attention on operations and financial management would further enhance Winter Sports' financial performance and allow Winter Sports to provide improved services to its customers and to the Flathead Valley community.

Management also believes that all of the costs outlined in this section represent a substantial expense for Winter Sports, particularly in consideration of the fact that Winter Sports' aggregate net income for the past three fiscal years was $1,022,715. Moreover, management believes such costs are substantial relative to the limited benefit our shareholders realize from Winter Sports' public company status. Those factors which indicate that limited benefits are being realized include the fact that during the company's 2003 fiscal year, the total value of Winter Sports' reported stock trades (based on the Nasdaq OTC) was $350,070 and that Winter Sports' stock did not trade at all from May 3, 2003 until September 10, 2003.

Finally, the Reverse Split will provide shareholders with fewer than 150 pre-split shares with an efficient way to cash out their investment in Winter Sports because we will pay all transaction costs such as brokerage or service fees incurred in the Reverse Split. Otherwise, shareholders who liquidated small holdings would likely incur brokerage fees disproportionately high relative to the market value of their shares. The Reverse Split will eliminate these problems for most shareholders with small holdings.

Factors considered by the Board of Directors

In considering whether to recommend to the shareholders the approval of the Reverse Split and the related transactions, the following material positive factors were discussed by the board of directors.

      o We will pay an amount equal to $17.50 per share for the fractional shares resulting from the Reverse Split. This consideration represents a premium of approximately 35% over the last reported sale price immediately prior to the board's adoption of the resolution approving the Reverse Split on September 10, 2003. This amount also represents a premium of approximately 60% over the book value per share of $10.29 as of May 31, 2003. Given that Winter Sports incurred a loss in fiscal 2003, there is no meaningful relationship between the consideration to be paid for fractional shares and trailing earnings per basic share.

      o The board received a fairness opinion from Willamette to the effect that the consideration is fair from a financial point of view to the unaffiliated shareholders who will receive payment for fractional shares.

      o Management and Winter Sports' attorneys and accountants estimated that they anticipate reductions in the expenses of compliance with the reporting requirements of U.S. securities laws and in the cost of director and officer liability insurance.

      o Management has estimated that the going private transaction will free significant management time and attention that can be devoted to Winter Sports' core business.

      o Management has estimated that they anticipate substantial annual reductions in administrative expenses associated with administering a large number of shareholder accounts and in time spent responding to shareholder requests.

      o Shareholders who wish to remain shareholders may be able to purchase sufficient shares in advance of the Effective Time to cause them to own more than 150 pre-split shares (so long as such purchases would not defeat the purpose of the Reverse Split, in which case the Reverse Split would be abandoned).

The board of directors also considered the following factors of the Reverse Split and related transactions, which factors the board of directors views as detriments to proceeding with the transaction.

      o Following the closing, the shareholders with fewer than 150 pre-split shares will cease to participate in the future growth of Winter Sports, if any, or benefit from increases, if any, in the value of Winter Sports.

      o Unaffiliated shareholders are practically required to exchange their fractional shares involuntarily for a cash price which was approved by the board of directors of Winter Sports; and, as a result, those unaffiliated shareholders will not have the opportunity to liquidate their shares at a time and for a price of their choosing.

      o The payment for fractional shares is a taxable transaction for shareholders.

      o Winter Sports' stock will become less liquid since there no longer will be any established public market which trades our common stock.

Additionally, the board of directors considered the following potential risks of remaining a shareholder after the Reverse Split and related transactions are completed:

      o The possibility that shareholders may not realize the intended benefits (reducing costs associated with being a public company) of the Reverse Split, since there is a possibility that the company may face unanticipated administrative or other expenses.

      o The possibility that the value of Winter Sports' shares may be adversely affected due to the lack of liquidity of such shares following the Reverse Split.

      o The reality that continuing shareholders will remain subject to the operational and other risks facing Winter Sports, and the possibility that those risks, if realized, could reduce the value of their shares of common stock.

The board of directors also considered the risk factors identified on pp. 25-26 in determining the fairness of the transaction.

The board of directors did not consider historical market prices to be a material factor because of the low trading volume and lack of trading information. Similarly, liquidation value was not determined to be a material factor in the board's decision because the board has no intention of liquidating the company and does not believe that liquidation would be in the best interest of the shareholders. The board has not received any firm offers to acquire the company by merger or otherwise during the past two years, nor did the board believe a sale of the Company is in the best interests of shareholders, so a sale strategy was not deemed relevant to the board's decision.

The board did not assign any relative weight to any of the foregoing factors, nor did the board discuss whether any single factor or a combination of factors, or any specific cost-saving targets, would have been dispositive to their decision or recommendation.

The board of directors considered several alternative transactions that might have reduced the number of shareholders of record to fewer than 300 but, ultimately the Reverse Split was chosen as the preferred method. Management analyzed and discussed with the board the alternatives available to Winter Sports. In making this analysis, management considered three alternative strategies besides the Reverse Split.

      o Cash Tender Offer. One means by which Winter Sports might have reduced the number of shareholders below the 300 shareholder limit was to launch a cash tender offer or to cooperate with one or more of the shareholders in doing so. This approach carries transaction costs similar to the Reverse Split, but there was no way to be certain that a tender offer would have the desired effect because, it was believed, many holders of small numbers of shares would not make the effort to tender their shares of common stock. Winter Sports' previous efforts to repurchase outstanding shares did not succeed in significantly reducing the number of shareholders (between May 2000 and June 2001, Winter Sports repurchased 19,200 shares at market price). Thus the board discarded this approach because it did not wish to make such a significant investment in management time, legal and accounting fees, and administrative costs without some assurance that the investment would promote the going-private objective. The board did not specifically consider a cash tender offer with affiliates.

      o "Cash-Out" Merger. The board also considered the possibility that it might eliminate small shareholders by forming another entity and causing Winter Sports to merge into that entity, with the new entity to be the survivor and with equity interests exchanged in a ratio that would have an effect similar to the Reverse Split. This approach was discarded because the board did not perceive a significant need for a new entity, and the effect of this approach was otherwise substantially similar to the Reverse Split as currently structured.

      o Combination Reverse-Split/Forward- Split. One other approach that was discussed extensively was to have Winter Sports effect a 150 to 1 reverse split, followed immediately by a 1 to 150 forward split, in a manner that would have caused the holders of fewer than 150 pre-split shares to receive cash, but holders of 150 or more pre-split shares to hold, after both transactions were completed, the same number of shares they held prior to the transaction. The board considered this structure as a means to save the cost of liquidating any portion of the holdings of any shareholder who would have retained ownership of common stock following the transaction, an amount management estimated at approximately $105,000. This structure was discarded for two reasons. First, although at least one similar transaction has been publicly announced and concluded, that transaction was completed under Delaware law. Shareholders whose shares were to be liquidated in the comparable transaction brought suit to enjoin the transaction, but the Delaware supreme court found in favor of the company. However, Montana law is unclear on this point, and the board ultimately decided that the lack of clarity posed an unsuitable risk to Winter Sports. Second, the board was concerned because the two-step process could have been construed to have treated large shareholders more favorably than small shareholders, because after the transaction the small holders would have been cashed out, but the larger holders would have held exactly the same number they held before the transaction was concluded. For these reasons, the board selected the Reverse Split as the preferred approach.

The board of directors did not consider other alternatives to going private, such as the sale of the Company or attempting to raise additional capital, because the board did not consider such alternatives to be in the best interests of the Company.

The board of directors believes that the Reverse Split is substantively fair to all unaffiliated shareholders, which includes those that will and those that will not retain an interest in Winter Sports. Present shareholders (including those whose shares are expected to be cashed out) generally will have an opportunity both to evaluate all of the information contained herein and to compare the potential value of an investment in Winter Sports with that of other available investments. The board of directors believes that the Reverse Split is procedurally fair to all unaffiliated shareholders, including those that will and those that will not retain an interest in Winter Sports, because the Reverse Split is being effected in accordance with all requirements under Montana law and hence will require the affirmative vote of the holders of a majority of Winter Sports' outstanding common stock. In addition, between the date hereof and the Effective Time all shareholders of Winter Sports (including those unaffiliated shareholders who will and those who will not retain an interest) will have an opportunity to adjust the number of pre-split shares owned by them so that holders who would otherwise be cashed out can continue to be shareholders, and continuing holders can so divide or otherwise adjust their existing holdings as to become cashed-out shareholders as to some or all of their pre-split shares. We believe that, in determining the consideration amount, our directors were conscious of the importance of the factors they considered (including those that adversely affect continuing shareholders as well as those that affect cashed-out shareholders) and acted in accordance with their fiduciary duties to Winter Sports and all of our shareholders.

In connection with the Reverse Split and related transactions, Winter Sports has not specially provided unaffiliated shareholders with access to its corporate files or with an opportunity to obtain counsel or appraisal services at the expense of Winter Sports. In addition, no unaffiliated representative was retained by Winter Sports to act solely on behalf of unaffiliated shareholders in the transaction to negotiate the terms or prepare a report concerning the fairness of the Reverse Split because the board of directors views the Willamette fairness opinion, the need to obtain shareholder approval, and the other matters discussed herein to afford adequate procedural safeguards to non-affiliated shareholders without the extraordinary expense of multiple financial or legal advisors. The transaction is not structured so that approval of at least a majority of unaffiliated shareholders is required because such a structure would be inconsistent with the requirements of the Montana Business Corporation Act.

No members of the board of directors are employees of Winter Sports. The Reverse Split and related transactions were unanimously approved by the board of directors. Accordingly, the Reverse Split was approved by a majority of non-employee directors.

The board of directors retains the right to reject (and not implement) the Reverse Split (even after approval thereof) if it determines subsequently that the Reverse Split is not then in the best interests of Winter Sports and its shareholders. If the Reverse Split is not approved, or, if approved, is not implemented, the proposed deregistration of Winter Sports' common stock cannot be completed.

Based on the foregoing analysis, the board believes that the transaction is procedurally and substantively fair to all shareholders, including the unaffiliated shareholders, regardless of whether a shareholder receives cash or continues to be a shareholder of Winter Sports following the Reverse Split and related transactions.

Structure of the Reverse Split

Each shareholder who holds a fractional share immediately following the Effective Time will be entitled to receive payment of $17.50 per share for such fractional shares. Shareholders who hold 150 or more pre-split shares will remain shareholders in Winter Sports but will own a whole number of post-split shares equal to 1/150 the number of pre-split shares they held immediately before the Effective Date; these shareholders will receive the same $17.50 per share cash payment in respect of each fractional share that results from the Reverse Split.

The Reverse Split includes the Reverse Split and cash payment for any remaining fractional shares following the Reverse Split. If the Reverse Split is approved by shareholders, the Reverse Split is expected to occur at [6:00] p.m. on the Effective Date. Upon consummation of the Reverse Split, each shareholder of record on the Effective Date will receive one share of common stock for each 150 pre-split shares held in his or her account at that time. Each shareholder who holds a fractional share immediately following the Effective Date will be entitled to receive payment of $17.50 per share for such fractional shares. Shareholders who hold 150 or more pre-split shares will remain shareholders in Winter Sports but will own a whole number of post-split shares equal to 1/150 the number of pre-split shares they held immediately before the Effective Time; these shareholders will receive the same $17.50 per share cash payment in respect of each fractional share that results from the Reverse Split. Each shareholder who holds less than 150 pre-split shares (also referred to as a "Cashed-Out Shareholder") will receive a cash payment instead of fractional shares. We intend for the Reverse Split to treat shareholders holding common stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse Split for their beneficial holders. Accordingly, we also refer to those street name holders who receive a cash payment instead of fractional shares as "Cashed-Out Shareholders." However, nominees may have different procedures and shareholders holding shares in street name should contact their nominees.

In general, the Reverse Split can be illustrated by the following examples:

Hypothetical Scenario                                       Result
Mr. Brown is a registered shareholder who holds 75          After the Reverse Split, Mr. Brown would hold a 1/2
shares of common stock in his account prior to the          share, which would be converted into the right to
Reverse Split.                                              receive cash instead of receiving a fractional share.
                                                            Thus, Mr. Brown would receive $1,312.50 ((1/2 post-split
                                                            share x 150) x $17.50).

                                                            Note: If Mr. Brown wants to continue his investment in
                                                            Winter Sports, prior to the Effective Time, he can buy
                                                            at least 75 more shares. Mr. Brown would have to act far
                                                            enough in advance of the Reverse Split so that the
                                                            purchase is completed and the additional shares are
                                                            credited in his account by the close of business
                                                            (Mountain Standard time) on the Effective Date.

Ms. Black has two separate record accounts. As of the       Ms. Black will receive cash payments equal to the
Effective Time, she holds 50 shares of common stock in      cash-out price of her common stock in each record
one account and 100 shares of common stock in the other.    account instead of receiving fractional shares. Ms.
All of her shares are registered in her name only.          Black would receive two checks totaling $2,625 ((1/3
                                                            post-split share x 150) x $17.50) = $875; (2/3
                                                            post-split shares x 150) x $17.50 = $1,750))

                                                            Note: If Ms. Black wants to continue her investment in
                                                            Winter Sports, she can consolidate or transfer her two
                                                            record accounts prior to the Effective Time into an
                                                            account with at least 150 pre-split shares of common
                                                            stock. Alternatively, she can buy at least 100 more
                                                            shares for the first account and 50 more shares for the
                                                            second account, and hold them in her account. She would
                                                            have to act far enough in advance of the Reverse Split
                                                            so that the consolidation or the purchase is completed
                                                            and the transfer agent has been notified by the close of
                                                            business (Mountain Standard Time) on the Effective Date.

Mr. Blue holds 150 shares of common stock as of the         After the Reverse Split, Mr. Blue will own one share of
Effective Time.                                             common stock.

Mr. Yellow holds 200 shares of common stock as of the       After the Reverse Split, Mr. Yellow would hold 1-1/3
Effective Time.                                             shares, which would result in Mr. Yellow owning, from
                                                            and after the Effective Time, one share and having the
                                                            remaining 1/3 share converted into the right to receive
                                                            cash. Thus Mr. Yellow will hold one share of common
                                                            stock and will have received cash in the amount of $875
                                                            ((1/3 post-split share x 150) x $17.50).

Ms. Orange Holds 25 shares of common stock in her name      Winter Sports intends for the Reverse Split to treat
in a brokerage account as of the Effective Time.            shareholders holding shares of common stock in street
                                                            name through a nominee (such as a bank or broker) in the
                                                            same manner as shareholders whose shares are registered
                                                            in the beneficial owner's name. Nominees will be
                                                            instructed to effect the Reverse Split for their
                                                            beneficial holders. If this occurs, Ms. Orange will
                                                            receive, through her broker, a check for $437.50 ((1/6
                                                            post-split share x 150) x $17.50). However, nominees may
                                                            have a different procedure and shareholders holding
                                                            shares of common stock in street name should contact
                                                            their nominees.

Effect on Shareholders

If approved by shareholders at the shareholder meeting and implemented by the board of directors, the Reverse Split will affect Winter Sports shareholders as follows:

Shareholder Before Completion of the Reverse Split          Net Effect After Completion

Registered shareholders holding 150 or more shares of       Shares will no longer be eligible for trading on the OTC
common stock                                                Bulletin Board

                                                            They will hold 1/150th fewer shares and any fractional
                                                            shares will be cashed out in an amount equal to the
                                                            value of such fractional interest.

Registered shareholders holding fewer than 150 of shares    Shares will be converted into $17.50 per pre-split share
of common stock                                             of common stock outstanding.

Shareholders holding common stock in street name through    We intend for the Reverse Split to treat shareholders
a nominee (such as a bank or broker)                        holding common stock in street name through a nominee
                                                            (such as a bank or broker) in the same manner as
                                                            shareholders whose shares are registered in their names.
                                                            Nominees will be instructed to effect the Reverse Split
                                                            for their beneficial holders. However, nominees may have
                                                            different procedures and shareholders holding shares in
                                                            street name should contact their nominees.

See "Factors Considered by the Board of Directors" for more information regarding effects of the Reverse Split on shareholders of Winter Sports.

Effect of the Reverse Split on Winter Sports

Our Articles of Incorporation currently authorize us to issue 1,262,500 shares of common stock. As of the Record Date, [988,668] shares of common stock were outstanding. Based upon Winter Sports' best estimates, if the Reverse Split had been consummated as of the Record Date, the number of outstanding shares of common stock would have been reduced by the Reverse Split from [988,668] to approximately [6,310], and the number of record holders from [917] to approximately [254].

Our common stock is currently registered under Section 12(g) of the Exchange Act and, as a result, we are subject to the periodic reporting and other requirements of the Exchange Act. As a result of the Reverse Split, we will have less than 300 holders of record of our publicly-traded common stock and the requirement that Winter Sports maintain its registration under the Exchange Act will terminate and it will become a "private" company. As a result of Winter Sports' deregistration, our shares of common stock will no longer trade on the Over-the-Counter Electronic Bulletin Board (the "OTC"). In connection with the proposed Reverse Split, we have filed with the SEC Rule 13e-3 Transaction Statements on Schedule 13E-3.

Based on the aggregate number of shares owned by holders of record of fewer than 150 pre-split shares as of the Record Date, Winter Sports estimates that payments of cash in lieu of the issuance of fractional shares to persons who held fewer than 150 pre-split shares of common stock immediately prior to the Reverse Split will total approximately $425,092.50 in the aggregate. Likewise, based on the aggregate number of shares owned by holders of more than 150 pre-split shares as of the Record Date, Winter Sports estimates that payments of cash in lieu of the issuance of fractional shares to persons who held more than 150 pre-split shares of common stock immediately prior to the Reverse Split will total approximately $312,847.50 in the aggregate. Persons who hold exactly 150 pre-split shares will not receive any payment because they will not receive any fractional shares as a result of the Reverse Split.

The number of authorized shares will remain the same following consummation of the Reverse Split. The total number of outstanding shares of common stock following the Reverse Split will be reduced by [982,358]. After the consummation of the Reverse Split and the buy out of fractional shares, the outstanding shares will represent about 0.50% of the total authorized shares of common stock.

Effect of the Reverse Split on Winter Sports Directors.

Members of the Winter Sports board of directors will participate in the Reverse Split to the same extent as other shareholders. The directors of Winter Sports all currently own sufficient shares of common stock (at least 150 each) so that they will all continue to be shareholders after the effectiveness of the Reverse Split. As with all other remaining shareholders of Winter Sports, the percentage ownership by the directors of the total outstanding shares after the Reverse Split may increase slightly. The amounts set forth in the table entitled "Security Ownership of Certain Beneficial Owners and Management" illustrate the effect on the directors. The Reverse Split will not have a material effect on the net book value and earnings per share of the directors. The net book value per share as of May 31, 2003 (including accreted dividends) was $10.45 per share; if the Reverse Split had occurred as of that date, the net book value (including accreted dividends) would have been $1,484.77 per share, an increase of 14,108.3%. Net loss per share as of May 31, 2003, was ($0.57) per share; if the Reverse Split had been effected as of the same date, loss per share would have been ($125.43) per share, an increase of 21,905.2%. The effect of the Reverse Split Transaction on the interest of each director in the net book value and earnings per share of Winter Sports would be as follows:

      -----------------------------------------------------------------------------------------
                                     Net Book Value                 Earnings Per Share
      -----------------------------------------------------------------------------------------
      Filing Person           $ (Decrease)    % (Decrease)     $ (Decrease)   % (Decrease)
      -----------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------
      Charles R. Abell             (9,094)         (5.88%)       (3,815.83)       (45.02%)
      -----------------------------------------------------------------------------------------
      Jerome T. Broussard         (56,283)         (5.28%)      (26,850.93)       (45.94%)
      -----------------------------------------------------------------------------------------
      Brian T. Grattan             (7,751)         (5.37%)       (3,625.32)       (45.81%)
      -----------------------------------------------------------------------------------------
      Dennis L. Green            (137,513)         (5.29%)      (65,497.48)       (45.93%)
      -----------------------------------------------------------------------------------------
      Charles P. Grenier             (579)         (5.28%)         (276.41)       (45.94%)
      -----------------------------------------------------------------------------------------
      Jerry J. James                  (83)         (5.28%)          (39.49)       (45.94%)
      -----------------------------------------------------------------------------------------
      Michael T. Jenson           (11,506)         (5.32%)       (5,444.58)       (45.89%)
      -----------------------------------------------------------------------------------------
      Darrel R. Martin            (27,728)         (5.28%)      (13,228.03)       (45.94%)
      -----------------------------------------------------------------------------------------
      Michael J. Muldown             (936)        (11.20%)         (168.79)       (36.82%)
      -----------------------------------------------------------------------------------------

Consideration in Lieu of Shares

We will not issue any fractional shares in connection with the Reverse Split. Instead, if a shareholder holds fewer than 150 pre-split shares, we will pay $17.50 for each such pre-split share. We refer to this amount as the "consideration." Likewise, if a shareholder holds more than 150 pre-split shares and fractional shares will result from the Reverse Split, we will pay to the shareholder $17.50 per share for each such pre-split share that would become a fractional share as a result of the Reverse Split. The Effective Time will not be later than thirty (30) days following the date of the shareholder meeting.

All amounts payable to shareholders will be subject to applicable state laws relating to abandoned property. See "Escheat Laws" below. No service charges or brokerage commissions will be payable by shareholders in connection with the Reverse Split. Winter Sports will pay any fees that are imposed on shareholders holding fewer than 150 pre-split shares by any bank, nominee or brokerage. We will not pay interest on cash sums due any such shareholder pursuant to the Reverse Split.

Assuming the Reverse Split occurs, as soon as practical after the Effective Time we will mail a letter of transmittal to each holder of record immediately. The letter of transmittal will contain instructions for the surrender of the certificate or certificates to Winter Sports' exchange agent in exchange for any consideration or fractional share payment. No cash payment will be made to any shareholder until the shareholder has surrendered the outstanding certificate(s), together with the letter of transmittal, to Winter Sports' exchange agent. See "Exchange of Stock Certificates" section below. Dissenters' rights are available under the Montana Business Corporation Act to any shareholders who dissent from the proposed Reverse Split. See "Dissenters' or Appraisal Rights" below.

Conduct of Winter Sports' Business after the Reverse Split

We expect our business and operations to continue as they are currently being conducted and, except as disclosed in this document, the Reverse Split is not anticipated to have any effect upon the conduct of our business. If the Reverse Split is consummated, all persons owning fewer than 150 pre-split shares of common stock will no longer have any equity interest in and will not be shareholders of Winter Sports and, therefore, will not participate in our future potential or earnings and growth. Instead, upon surrender of stock certificate, we will pay each such owner of common stock the $17.50 per share cash consideration, without interest.

In addition, individuals who are members of the board of directors and of management of Winter Sports now owning approximately 45% of the common stock will own approximately 47% of the common stock after the Reverse Split. These figures do not include common stock owned by Michael Collins, who resigned as President and Chief Executive Officer effective September 1, 2003.

Other than as described in this proxy statement, neither Winter Sports nor our management has any current plans or proposals to effect any extraordinary corporate transaction such as a Reverse Split, reorganization or liquidation; to sell or transfer any material amount of our assets; to change our board of directors or management; to change materially our indebtedness or capitalization; or otherwise to effect any material change in our corporate structure of business.

                       FINANCIAL TERMS OF THE TRANSACTION

On August 4, 2003, Winter Sports retained an independent financial advisor, Willamette Management Associates, Inc., to render an opinion as to the fairness of the consideration to be paid to unaffiliated shareholders holding fewer than 150 pre-split shares of record in any one account and the fairness of the Reverse Split to Winter Sports and its remaining shareholders. The

Reverse Split is expected to result in the cash-out of approximately 281 post-split shares of common stock at the consideration to be paid for fractional shares, for a total consideration of approximately $737,940. No independent committee of the board of directors has reviewed or approved the fairness of the Reverse Split. No unaffiliated representative was retained by Winter Sports or by a majority of outside directors to act on behalf of the shareholders for the purpose of negotiating the terms of the Reverse Split or preparing a report concerning the fairness of the Reverse Split.

The consideration of $17.50 per share for fractional shares reflects an approximately 35% premium over the last reported sale price of $13.00 as reported for the common stock on the OTC on September 9, 2003, the trading day before the board of directors determined the consideration. As of that date, the last reported sale of Winter Sports common stock had occurred on May 20, 2003, at a price of $13.00 per share. When the board of directors convened on September 18, 2003 to receive Willamette's opinion as to the fairness, from a financial point of view, of the consideration to be paid to the shareholders who will receive cash in lieu of fractional shares, the board was informed by Willamette that, subsequent to the board's determination, on September 10, 2003, 800 shares of common stock were traded at a price of $13.00 per share, and on September 11, 2003, 200 shares traded at $14.50 per share. Willamette further informed the board that these more recently reported trades were reviewed and considered in arriving at its opinion. The directors discussed among themselves and with Willamette the import of the more recent trades and noted that the volume of shares traded was very small and that the price of the trades was within the range of reported trading prices for the previous twelve (12) month period. Based on this discussion, the board determined not to adjust the consideration. Thereafter, Willamette rendered an oral opinion to the board of directors that the consideration was fair, from a financial point of view, to the shareholders who would receive a cash payment in lieu of fractional post-split shares.

Source of Funds and Financial Effect of the Reverse Split

Management estimates that the total funds required to pay the consideration to shareholders entitled to receive cash for their fractional shares and to pay fees and expenses relating to the transaction will be approximately $962,940. Because the actual number of pre-split shares which will be purchased by Winter Sports is unknown at this time, the total cash to be paid to shareholders by Winter Sports is unknown, but is estimated to be not more than $737,940. Transaction expenses incurred in connection with the Reverse Split include financial advisor fees of [$76,098] and legal fees of [$73,948]. In order to complete the transaction, additional expenses are expected to be incurred, including additional professional fees, solicitation expenses, filing fees and printing costs. Total transaction expenses and fees are expected to be approximately $225,000. Payments to be made in lieu of issuing fractional shares and the transaction expenses, all of which will be paid by Winter Sports, are not expected to have any material adverse effect on Winter Sports' capitalization, liquidity, results of operations or cash flow.

Management believes that Winter Sports has the financial resources to complete the Reverse Split transaction when considering Winter Sports' anticipated cash flow from the upcoming ski season and permitted borrowings under its current credit facility. We expect to be able to finance the Reverse Split through Winter Sports' working capital and, to the extent the board deems necessary, by borrowing against our existing credit lines. The company has not made alternative financing arrangements. As of [November 10, 2003], Winter Sports has [$73,610] of unrestricted cash on hand and [$9,470,989] available for use under its revolving, reducing credit facility with Bank of America. The loan agreement with Bank of America provides for a $13,500,000 revolving, reducing line of credit which matures on May 31, 2009. The agreement provides for seasonal working capital, capital projects and restructuring of long-term debt. The agreement calls for reducing availability of funds in the amount of $1,200,000 each May 31 beginning May 31, 2004. Principal reductions are required on any outstanding balances above the available amount. The agreement allows any mandatory principal payment otherwise due to be skipped should annual gross revenues (excluding real estate related revenues) drop below $8.5 million due to conditions beyond the control of Winter Sports. The provision is limited to two such skip payments during the term of the loan. The interest rate on the facility is at or below Bank of America's reference rate, which is currently 4.75%. Winter Sports may obtain funds below the reference rate by utilizing a London Interbank Offered Rate plus 1%. Standby letters of credit also reduce the amount available under the revolving agreement. Winter Sports has not made any plans or arrangements to finance or repay the loan, should borrowing against the credit facility be necessary. See Annex D for Winter Sports financial information.

                  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material anticipated U.S. federal income tax consequences of the Reverse Split to Winter Sports and its shareholders. It should be noted that this discussion is based upon the U.S. federal income tax laws currently in effect and as currently interpreted. This discussion does not take into account possible changes in such laws or interpretations, including any amendments to applicable statutes, regulations and proposed regulations, or changes in judicial or administrative rulings, some of which may have retroactive effect. This discussion is provided for general information only, and does not purport to address all aspects of the range of possible U.S. federal income tax consequences of the Reverse Split and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this discussion does not account for or consider the U.S. federal income tax consequences to shareholders of Winter Sports in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (for example, life insurance companies, regulated investment companies, and foreign taxpayers). This discussion does not discuss any consequence of the Reverse Split under any state, local or foreign tax laws.

No ruling from the Internal Revenue Service or opinion of counsel will be obtained regarding the U.S. federal income tax consequences to Winter Sports or its shareholders in connection with the Reverse Split. Each shareholder is encouraged to consult his or her tax adviser regarding the specific tax consequences of the Reverse Split to such shareholder, including the application and effect of federal, state, local and foreign taxes, and any other tax laws.

The board of directors believes that the Reverse Split will be a "recapitalization" within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code") and therefore a "reorganization" within the meaning of Section 368(a)(1) of the Code (commonly referred to as a "tax-free reorganization"). Accordingly, subject to the limitations and qualifications referred to in this discussion, the qualification of the Reverse Split as a reorganization generally will result in the following federal income tax consequences:

      o No gain, loss or deduction will be recognized by Winter Sports as a result of the Reverse Split;

      o No gain or loss will be recognized by shareholders of Winter Sports upon the receipt of post-split shares in exchange for pre-split shares;

      o Each shareholder's aggregate adjusted basis in his or her post-split shares will equal the shareholder's aggregate adjusted basis of his or her pre-split shares exchanged, reduced by the adjusted basis attributable to any fractional shares for which the shareholder receives cash;

      o For purposes of determining whether gain or loss on a subsequent disposition of post-split shares is long-term or short-term, the holding period of the post-split shares will include the holding period of the pre-split shares;

      o Subject to the provisions of Section 302 of the Code, any shareholder whose interest in the corporation is completely terminated in the Reverse Split will recognize capital gain or loss in an amount equal to the difference between such shareholder's adjusted basis in the pre-split shares and the cash proceeds received in the Reverse Split. Such gain or loss will constitute long-term capital gain or loss if the pre-split shares were capital assets in the hands of the shareholder and the shareholder held them for more than one year;

      o Subject to the provisions of Section 302 of the Code, any shareholder who receives both post-split shares and cash proceeds for a fractional share in the Reverse Split will, subject to certain potential limitations that depend upon his or her individual circumstances, recognize gain or loss in an amount equal to the difference between the cash proceeds received in the Reverse Split and such shareholder's adjusted basis in the pre-split shares exchanged for the fractional share, and such gain or loss generally will constitute long-term capital gain or loss if the pre-split shares were held as capital assets for more than one year. Shareholders subject to limitations based upon their individual circumstances may recognize ordinary dividend income in an amount equal to the cash proceeds received in the Reverse Split. See Revenue Rulings 76-385 and 81-289;

      o Under the provisions of the recently-enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, long-term capital gains and qualifying dividend income are generally taxed at the same rate, generally a maximum of fifteen (15) percent; and

      o Shareholders receiving cash for fractional shares will not be subject to backup withholding or information reporting with respect to the cash distributed.

                          OPINION OF FINANCIAL ADVISOR

On August 4, 2003, the board of directors of Winter Sports retained Willamette Management Associates, Inc. to act as its financial advisor in connection with the Reverse Split. At a meeting of the board of directors on September 18, 2003, Willamette Management Associates rendered its oral opinion, subsequently confirmed in writing on September 24, 2003, that as of such date, based upon and subject to the assumptions, factors, and limitations set forth in Willamette Management

Associates' written opinion and other factors it deemed relevant, the per share cash consideration to be received by the holders of Winter Sports fractional shares pursuant to the Reverse Split, referred to as the consideration, was fair from a financial point of view to such holders. Willamette Management Associates expressed no opinion as to the fairness of the consideration at any time prior to the September 18, 2003 board meeting. No material limitations were imposed by the board of directors with respect to the investigations made or procedures followed by Willamette Management Associates in rendering its opinion.

While Willamette Management Associates acted as financial advisor to and provided a fairness opinion to the board of directors, the decision to enter into the Reverse Split and the selection of the consideration to be received by the holders of fractional shares was made solely by the board of directors. Willamette Management Associates' opinion along with the related presentation to the board of directors was one of many factors taken into consideration by the board of directors in making its decision to approve the Reverse Split. A discussion of factors considered by the board of directors to approve the Reverse Split is included under the heading "Background, Purpose, Structure and Effect of the Reverse Split" on page 8. Willamette Management Associates was not requested to and did not make any recommendation to the board of directors as to the form of the Reverse Split or any alternative transaction. Willamette Management Associates was not authorized to and did not solicit third party indications of interest in acquiring all or any part of Winter Sports, or investigate any alternative transactions that may be available to Winter Sports.

The full text of the written opinion of Willamette Management Associates dated September 24, 2003, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is included as Annex B to this proxy statement. The summary of Willamette Management Associates' opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Winter Sports' common shareholders are urged read the opinion carefully and in its entirety.

In arriving at its opinion, Willamette Management Associates, among other things, reviewed and considered:

      o publicly available financial, operating, and business information of Winter Sports;

      o certain internal financial analyses and forecasts for Winter Sports furnished by Winter Sports' management;

      o certain publicly available securities and market data related to Winter Sports; and

      o financial and market data of selected public companies Willamette Management Associates deemed comparable to Winter Sports and, to the extent publicly available, financial terms of selected transactions involving companies Willamette Management Associates deemed relevant to Winter Sports;

In addition, on July 25, 2003, Willamette Management Associates met with Michael Collins, Chief Executive Officer and Jami Phillips, Chief Financial Officer, to discuss, among other matters, the past and current business operations, financial condition, and future prospects of Winter Sports, as well as the background and rationale for the Reverse Split. Willamette Management Associates also conducted such other analyses and examinations and considered such other information and financial, economic, and market criteria as it deemed appropriate in arriving at its opinion.

For purposes of its opinion, Willamette Management Associates relied upon and assumed the accuracy and completeness of all the financial, accounting, and other information reviewed by it, and did not assume responsibility for the independent verification of such information. In that regard, Willamette Management Associates assumed, with the consent of the board of directors, that the internal financial forecasts prepared by Winter Sports management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Winter Sports management. Willamette Management Associates further relied upon the assurances of Winter Sports management that they were not aware of any facts or circumstances that would make any information provided to Willamette Management Associates, when considered in light of all of the information provided to it , inaccurate or misleading. In addition, Willamette Management Associates did not make, and was not provided with, any independent evaluation or appraisal of specific assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Winter Sports. Willamette Management Associates made no physical inspection of Winter Sports assets or liabilities.

Willamette Management Associates analyzed Winter Sports as a going concern and accordingly expressed no opinion as to its liquidation value. Liquidation value is not an appropriate indicator of value for Winter Sports because (1) Winter Sports is an operating company, (2) management has expressed to Willamette that they have no intent to liquidate the assets of Winter Sports, and (3) Winter Sports appears to be under no impending threat of insolvency or liquidation. The opinion is based only on information available to Willamette Management Associates and the financial, market, economic, and other conditions, facts, and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after that date could materially affect the assumptions used by Willamette Management Associates in preparing its opinion. Willamette

Management Associates assumed no responsibility to update or revise its opinion based on circumstances or events occurring after the date of its opinion.

Willamette Management Associates provided its opinion for the information and assistance of the board of directors in connection with its consideration of the Reverse Split. The opinion is not a recommendation as to how any Winter Sports common shareholder should vote with respect to the Reverse Split. The opinion does not address the board of directors' underlying business decision to proceed with the Reverse Split.

On September 18, 2003, Willamette Management Associates made a presentation to the board of directors regarding the opinion described above. A complete copy of Willamette Management Associates' presentation is included as Annex C to this proxy statement. The following is a summary of the material financial analyses included in Willamette Management Associates' presentation, the following summary, however, does not purport to be a complete description of the financial analyses performed by Willamette Management Associates. In addition, the order of analyses described below does not represent relative importance or weight given to those analyses by Willamette Management Associates. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Willamette Management Associates' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on the last trading day prior to its presentation to the board of directors (September 17, 2003), and is not necessarily indicative of current market conditions. For certain calculations, Willamette Management Associates used the market price for Winter Sports' common stock on September 9, 2003, the last trading day prior to the board's adoption of the resolution to effect the Reverse Stock Split, referred to as the unaffected market bid price.

Key Observations

Willamette Management Associates noted the following observations regarding Winter Sports' financial and market performance:

      o Over the last five years, revenues have declined at an average rate of approximately 5% per year

      o EBITDA margins have varied widely, ranging from a low of 9.1% (2003) to a high of 35.9% (2002)

      o Leverage is relatively modest, with debt comprising approximately 37% of total assets

      o Revenues and operating income are each projected to remain essentially flat over the next five years

      o Winter Sports' common shares are illiquid and quoted market prices may not be a reliable indicator of value:

      o     The shares are not listed on any stock exchange

      o     Only 1,000 shares have traded since May 20, 2003

      o     No shares traded between May 20 and September 9, 2003

Implied Value of Winter Sports

Giving effect to the consideration to be received by the holders of fractional shares, Willamette Management Associates calculated for Winter Sports the implied equity value and implied enterprise value, as well as certain valuation multiples equal to the quotient of enterprise value and selected operating data, such as revenues; earnings before interest and taxes, or EBIT, earnings before interest, taxes, depreciation, and amortization, or EBITDA; and tangible book value of invested capital, or TBVIC. Enterprise value was calculated as the sum of the market values of:

      o     all outstanding shares of common stock, on a fully diluted basis;
            plus

      o all outstanding indebtedness as of the latest available financial statement; plus

      o all outstanding preferred stock as of the latest available financial statement.

The following table presents the results of Willamette Management Associates' analysis:

Consideration Per Share...................................................$17.50
Premium to Unaffected Market Price (on September 9, 2003)..................34.6%
Implied Equity Value...............................................$17.3 million
Implied Enterprise Value...........................................$26.0 million
Implied Enterprise Value/EBIT:
  Average (Fiscal 1999 - 2003).............................................23.5x
Implied Enterprise Value/EBITDA:
  Projected Fiscal 2004.....................................................4.4x
  Average..................................................................10.0x
Implied Enterprise Value/Revenues:
  Average...................................................................2.0x
Implied Enterprise Value/TBVIC:
  May 31, 2003..............................................................2.3x

Historical Stock Trading Analysis

Willamette Management Associates reviewed certain market and stock trading information concerning Winter Sports, including the following:

Closing Stock Price (Bid Price)...........................................$14.50
Bid-Ask Spread...................................................$13.00 - $14.50
Market capitalization..............................................$14.3 million
3-Month High and Low Stock Price.................................$13.00 - $14.50
6-Month High and Low Stock Price..................................$8.00 - $14.50
12-Month High and Low Stock Price.................................$8.00 - $16.50
3-Month Volume of Shares Traded............................................1,000
6-Month Volume of Shares Traded............................................8,400
12-Month Volume of Shares Traded..........................................41,900
3-Month Volume Weighted Stock Price.......................................$13.30
6-Month Volume Weighted Stock Price.......................................$12.89
12-Month Volume Weighted Stock Price......................................$13.90

Because Winter Sports common shares are not listed on any exchange (such as the New York Stock Exchange or the Nasdaq national market) and have a relatively low trading volume, Willamette Management Associates informed the board of directors that the recently quoted market prices presented above may not represent a reliable value for the Winter Sports common shares. However, Willamette Management Associates' analysis indicated that the consideration to be received by fractional shareholders represented:

      o a premium of 34.6% based on the unaffected market bid price (September 9, 2003) of $13.00 per share;

      o a premium of 31.3% based on the one-month average market price of $13.33 per share;

      o a premium of 33.4% based on the three-month average market price of $13.11 per share;

      o a premium of 40.9% based on the six-month average market price of $12.42 per share;

      o a premium of 41.6% based on the 12-month average market price of $12.36 per share;

      o a premium of 118.8% based on the 52-week low market price of $8.00 per share;

      o a premium of 6.1% based on the 52-week high market price of $16.50 per share;

      o a discount of 16.7% based on the five-year high market price of $21.00 per share; and

      o a discount of 25.5% based on the all-time high market price of $23.50 per share.

Selected Public Company Analysis

Willamette Management Associates reviewed certain financial information for Winter Sports and compared such information to the corresponding financial information, ratios, and public market multiples for the following publicly traded companies:

      o     American Skiing, Inc.

      o     Intrawest Corp.,

      o     Vail Resorts, Inc.

Although none of the selected companies is directly comparable to Winter Sports, the companies included were selected because they are publicly traded companies operating primarily in the ski resort industry. For each of these selected companies, Willamette Management Associates calculated valuation multiples equal to the quotient of enterprise value and selected operating data and compared these valuation multiples with the implied transaction valuation multiples. The following data is based on Willamette Management Associates' selected company analysis:

                                                           Range of Public Company Multiples          Transaction
                                                           ---------------------------------         Consideration
                                                        Low         High        Mean       Median      Multiples
                                                        ---         ----        ----       ------      ---------
Enterprise Value/EBIT:
  Average (Fiscal 1999 through 2003)...............    17.1x       19.6x       18.4X       18.4x         23.5x
Enterprise Value/EBITDA:
  Projected Fiscal 2004............................    6.9x         8.3x        7.6X        7.6X         4.4x
  Average..........................................    8.8x        15.1x       11.7X       11.3x         10.0x
Enterprise Value/Revenues:
  Average..........................................    1.8x         2.2x        1.9X        1.9X         2.0x
Enterprise Value/TBVIC:
  May 31, 2003.....................................    1.0x         5.6x        2.6x        1.2X         2.3x

Willamette Management Associates noted that the transaction consideration multiples were comparable to or above the range of public company multiples derived from its selected public company analysis.

Selected Transactions Analysis

Willamette Management Associates analyzed certain publicly available information relating to the following selected transaction:

      o     Vail Resorts, Inc./Heavenly Ski Resort (May 2002)

Although the selected transaction is not directly comparable to Winter Sports, the transaction was selected because its involves a recent transaction with sufficient publicly available information and a target company operating primarily in the ski resort industry. For the selected transaction, Willamette Management Associates calculated valuation multiples equal to the quotient of enterprise value or market value of equity and selected operating data and compared these valuation multiples with the implied transaction valuation multiples. The following data is based on Willamette Management Associates' selected transactions analysis:

                                                                                Heavenly           Transaction
                                                                              Transaction         Consideration
                                                                               Multiples            Multiples
                                                                               ---------            ---------
Enterprise Value/EBITDA:
  Latest Twelve Months....................................................        7.1x                27.7x
  Average (Fiscal Years 2000 - 2004)......................................         --                 7.3x
Enterprise Value/Revenues
  Latest Twelve Months....................................................        1.9x                2.5x
  Average.................................................................         --                 1.9x

Willamette Management Associates noted that the transaction consideration multiples were comparable to or above the range of public company multiples derived from its selected transactions analysis.

Discounted Cash Flow Analysis

Willamette Management Associates performed a discounted cash flow analysis using projections and assumptions regarding the future results of operations of Winter Sports that were prepared by Winter Sports management. Willamette Management Associates calculated an implied net present value of net free cash flows for Winter Sports for the September 2003 through fiscal 2008 period using discount rates ranging from 12.0% to 14.0% based on weighted average cost of capital calculations, quantitative and qualitative assessments of the projections, and relevant valuation expertise. Willamette Management Associates calculated a range of implied values per common share using Winter Sports management's projections and implied terminal value indications in the year 2008 based on reasonable multiples of EBITDA and discounting these terminal values to an implied present value using discount rates ranging from 12.0% to 14.0%. The discounted cash flow analysis resulted in a range of estimated values of $10.20 to $14.90 per common share of Winter Sports. Willamette Management Associates noted that the Reverse Split consideration of $17.50 per share is above the range of per share values indicated by its discounted cash flow analysis.

Transaction Premiums Analysis

Willamette Management Associates reviewed certain publicly available data regarding price premiums paid in selected "going private" transactions structured as reverse stock splits occurring between January 2000 and June 30, 2003. To augment this data, Willamette Management Associates also reviewed certain data compiled by Factset Mergerstat regarding price premiums paid in selected corporate transactions structured as mergers or acquisitions occurring in 2002 and the first half of 2003. For purposes of this analysis, price premiums were determined as the percentage difference between the price paid for the target company common stock and the reported market price of the target company common stock prior to announcement of the transaction.

The table below provides the median price premiums for each category of identified transactions:

                                                                                       Median Price Premiums
                                                                                       ---------------------
                                                                                    First Half
                                                                                     Of 2003             2002
                                                                                     -------             ----
All Transactions............................................................          32.6%             34.4%
Leisure & Entertainment Industry [a]........................................          31.6%             59.6%
Transaction Value Between $0 to $25 Million.................................          38.8%             49.4%
Going Private Transactions:
  Traditional Buyouts.......................................................          33.9%             40.0%
  Reverse Stock Splits [b]..................................................          39.5%               --

----------
a.    Average premiums

b.    Transactions occurring since January 2000

Willamette Management Associates noted that for the proposed Reverse Split, the premium to the unaffected market (bid) price (on September 9, 2003) of Winter Sports common shares is 34.6%, which is comparable to the median price premiums indicated by its transaction premiums analysis.

The preceding discussion is a summary of the material financial analyses furnished by Willamette Management Associates to the board of directors, it does not purport to be a complete description of the analyses performed by Willamette Management Associates or its presentation to the board of directors. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Willamette Management Associates made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Willamette Management Associates believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses or the summary without considering the analyses as a whole, could create an incomplete view of the processes underlying Willamette Management Associates' opinion.

With regard to the selected public companies and selected transactions analyses summarized above, Willamette Management Associates selected public companies and transactions on the basis of various factors, including similarity of the line of business of Winter Sports; however, no company used in these analyses is identical to Winter Sports and no transaction is identical to the Reverse Split. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the selected companies and transactions and other factors that could affect the transaction or public trading value of the selected companies and transactions to which Winter Sports is being compared.

In its analyses, Willamette Management Associates made numerous assumptions with respect to Winter Sports, industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Winter Sports. Any estimates contained in Willamette Management Associates' analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Willamette Management Associates prepared its analyses solely for purposes of providing its opinion to the board of directors. The analyses do not purport to be appraisals or to necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, Willamette Management Associates assumes no responsibility if future results are materially different from those estimates.

Willamette Management Associates is regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, employee stock ownership plan transactions, leveraged buyouts, restructurings, and valuations for estate, corporate, and other purposes. Willamette Management Associates is independent of Winter Sports. Willamette Management Associates was selected by the board of directors based, among other things, on Willamette Management Associates' valuation and financial advisory experience, reputation, and familiarity with Winter Sports. Neither Willamette Management Associates nor any of its employees involved in the preparation of the opinion has a present or intended future financial interest in Winter Sports.

Pursuant to the terms of Willamette Management Associates' engagement letter with the board of directors, dated August 4, 2003, Winter Sports will pay Willamette Management Associates a fee of $65,000 in connection with its opinion, which fee is not contingent on the results of its analysis or the completion of the Reverse Split. In addition, Winter Sports has agreed to reimburse Willamette Management Associates for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify Willamette Management Associates and related persons against various liabilities, including certain liabilities under the federal securities laws. Neither Winter Sports or the board of directors has paid any other fees to Willamette Management Associates in the last two years. However, Willamette Management Associates provided certain valuation advisory services to Winter Sports in November 1993 and October 1998.

                               CERTAIN PROJECTIONS

The Company does not as a matter of course make public forecasts as to future operations, but management did prepare certain projections in August, 2003 which it provided to Willamette in connection with their fairness opinion. The projections set forth below are included in this proxy statement solely because such information was provided by management to Willamette in August, 2003 and was used in connection with Willamette's September 24, 2003 fairness opinion and related presentation to the board of directors. See "Opinion of Financial Advisor."

THE PROJECTIONS SET FORTH BELOW WERE NOT PREPARED BY THE COMPANY WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROSPECTIVE FINANCIAL INFORMATION, NOR WAS THE INFORMATION PREPARED WITH THE ASSISTANCE OF OR REVIEWED, COMPILED OR EXAMINED BY, THE COMPANY'S INDEPENDENT ACCOUNTANTS. THE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS, ALL MADE BY MANAGEMENT OF THE COMPANY, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS SET FORTH BELOW WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS SET FORTH BELOW. THE INCLUSION OF THE PROJECTIONS IN THIS PROXY STATEMENT SHOULD NOT BE REGARDED AS AN INDICATION THAT THE COMPANY OR ANY OF ITS RESPECTIVE FINANCIAL ADVISORS OR OTHER REPRESENTATIVES, OR ITS OFFICERS AND DIRECTORS, CONSIDER SUCH INFORMATION TO BE AN ACCURATE PREDICTION OF FUTURE EVENTS OR NECESSARILY ACHIEVABLE. IN LIGHT OF THE UNCERTAINTIES INHERENT IN FORWARD LOOKING INFORMATION OF ANY KIND, WE CAUTION AGAINST UNDUE RELIANCE ON SUCH INFORMATION. WE DO NOT INTEND TO UPDATE SUCH PROJECTIONS.

                                                                            Projected Years Ending May 31:
(Dollars in thousands)                                            2004        2005       2006        2007        2008
Resort Revenues                                                $13,787     $13,787    $13,787     $13,787     $13,787

Cost of Goods Sold                                               2,799       2,799      2,799       2,799       2,799
                                                               ------------------------------------------------------
  Gross Margin                                                  10,988      10,988     10,988      10,988      10,988

Operating Expenses                                              10,832      10,828     10,752      10,765      10,777
                                                               ------------------------------------------------------
  Operating Income                                                 156         160        236         223         211

Other Income:
  Land Sales                                                     3,383       2,820      3,395       2,860       3,395
  Income from Big Mountain Water Co.                                 1           1          1           1           1
  Income from Big Mountain Development Corporation                 479         641        655         641         655
                                                               ------------------------------------------------------
    Total Other Income                                           3,863       3,462      4,051       3,502       4,051
                                                               ------------------------------------------------------

Pretax Income                                                    4,019       3,622      4,287       3,725       4,262
Income Tax                                                     (1,608)     (1,449)    (1,715)     (1,490)     (1,705)
                                                               ------------------------------------------------------
  Net Income                                                     2,411       2,173      2,572       2,235       2,557
                                                               ======================================================

      The following are material assumptions used in the Company's preparation of the foregoing projections and other relevant information:

      (1) Resort revenue projections are based on 260,000 skier visits and 45,000 summer lift riders. Both of these numbers represent the average over the last 13 years, not adjusted for air service, the Canadian exchange rate, or other issues affecting travel. Although winter skier visits or summer lift riders do not reflect all of the visitors the resort experiences (i.e., a member of the family may not ski, but they may shop at the retail stores or eat at the restaurants), management believe this is a common measure used in the industry for comparison and budgeting purposes.

      (2) The foregoing projections are based on the assumption that the resort would open during the latter part of December. Big Mountain Resort does have snowmaking in place so that beginner and intermediate runs will be available before that if temperatures allow. The combination of good snowmaking and natural snow will help provide a good base in the early season, which in turn helps the latter part of the season. The resort generally opens, pending conditions, on Thanksgiving Day each year.

      (3) Approximately half of our skier visitation, or 130,000 skier visits, are generated from season pass holders; the others (130,000) are assumed to be day or multi-day ticket holders. The overall revenue projected from day or multi-day ticket holders is based on revenue per rider. This includes retail, rental, ski school, and lessee revenue. Big Mountain sells early season passes from April to mid-May for the following winter season at a discounted rate. At the time of sale, the revenue is recorded as deferred on the balance sheet. As the skier visits the resort, a percentage of the revenue is recognized as the pass is scanned.

      (4) Management projected expenses to remain relatively flat with a 3%-5% increase. The projections above were based on the assumption that the reverse split would be concluded by December 2003.

      (5) Management projected 18 single family homesite sales each year and 12 town home sales each year. These numbers are dependent on economic conditions, timing into the market and the continued involvement of Hines Resorts under the terms of the Master Development Agreement. We also projected a condominium project every other year, based on the construction cycle of Morning Eagle Condominium. This revenue will be received by Big Mountain Development Corporation.

                                  RISK FACTORS

Some of the material contained in this proxy statement is "forward looking information." Forward looking information discussed in this proxy statement includes management's plans and objectives for effecting the Reverse Split and the benefits we expect to derive from that transaction. Predictions of future events are inherently uncertain, and you should not construe these statements as promises of anticipated courses of action or as assurances of expected outcomes. Many of the forward looking statements in this proxy statement can be identified by the use of future-tense or predictive verbs such as "will," "are expected to," "should," "may" and words of like meaning or implication. A number of factors that are beyond management's control may cause us to deviate from our expectations as stated herein, and we may be unable to attain the desired results. Some of the factors that could cause us to deviate from our plans or to vary from our expectations are set forth in this section, but given the unpredictability of future economic, business and operational events, and the wide variety of factors that could affect those events, you should not assume this list is complete. Moreover, management cannot undertake to update these factors and will not provide subsequent guidance about such matters unless required by the Exchange Act.

Risks Associated With Remaining A Shareholder

We may not realize the intended benefits from the Reverse Split.

We are proposing the Reverse Split for your consideration and vote with the primary goal of reducing administrative costs that consist of legal and accounting fees associated with our Exchange Act filings and mailings and related costs associated with communicating with large numbers of shareholders and in freeing substantial management time and attention that is currently devoted to Exchange Act compliance. We will not effect the Reverse Split, even if the shareholders approve that proposal, unless management determines that the Reverse Split would reduce the number of record shareholders to fewer than 300, but even if we do conclude the Reverse Split, we may face unanticipated administrative or other expenses that equal or exceed the amount of the expected savings.

The lack of liquidity for shares of our common stock following the Effective Time may adversely affect the value of our shares.

Following the Reverse Split, we expect to have fewer than 300 shareholders. If that occurs, we are entitled to, and we intend to de-register our common stock under the Exchange Act. Once we de-register our common stock, our shares will no longer be traded on the OTC and we will no longer file reports with the SEC. As a result, there will be no effective public trading market for our shares and shareholders desiring to sell their shares may find it difficult or impossible to find a buyer for their shares. This lack of liquidity will adversely affect your ability to sell your shares and may reduce the price a buyer, if any, is willing to pay for the shares.

We do not intend to pay cash dividends or make other distributions to our shareholders in the foreseeable future.

We have not paid cash dividends on our common stock during the last 20 years and we do not intend to do so in the foreseeable future. Unless and until we declare and pay dividends, shareholders will not receive any distribution with respect to their shares.

Continuing shareholders will remain subject to the operational and other risks facing Winter Sports, and those risks, if realized, could reduce the value of their shares of common stock.

Following the Reverse Split, we will continue to face many of the same business, financial and operational risks we have faced in the past and that have been described in our annual report. There is no guarantee that we will be able to adequately address these risks and the value of your shares may never reach $17.50 or more per share.

Risks Associated with Not Being A Shareholder

Shareholders who are cashed out will forfeit the opportunity to participate in any future growth in the value of their shares.

Shareholders who are cashed out in the Reverse Split will no longer be shareholders in Winter Sports (unless they subsequently acquire shares from other shareholders after the Effective Time) and thus will no longer participate in any growth in the value of their shares that may occur in the future. It is possible that the value of our shares could exceed $17.50 per share.

                      CERTAIN EFFECTS OF THE REVERSE SPLIT

The Reverse Split constitutes a "going private" transaction under the U.S. securities laws. If there are fewer than 300 shareholders following the Reverse Split transaction, Winter Sports intends to file a notice of termination of registration with the Securities and Exchange Commission. As a result, our stock will no longer be publicly traded or quoted on the OTC, we will no longer be required to file periodic and other reports with the Securities and Exchange Commission, and we will formally terminate our reporting obligations under the Exchange Act.

                         EXCHANGE OF STOCK CERTIFICATES

It is currently anticipated that [Exchange Agent] will serve as exchange agent to receive stock certificates of Winter Sports and to send cash payments to our shareholders entitled to receive them. Promptly following the effective date of the Reverse Split, the exchange agent will send a letter of transmittal to each affected shareholder, which will describe the procedures for surrendering stock certificate(s) in exchange for the cash consideration along with instructions for replacement of lost stock certificates. Upon receipt of the certificate(s) and properly completed letters of transmittal, the exchange agent will make the appropriate cash payment within approximately 20 business days. No interest will accrue on the cash consideration.

Please do not send in any stock certificates at this time.

                                 EFFECTIVE TIME

The effective time of the Reverse Split will occur when the Secretary of State of the State of Montana accepts for filing the amendment to the Articles of Incorporation of Winter Sports, as amended.

                              REGULATORY APPROVALS

Winter Sports is not aware of any material governmental or regulatory approval required for completion of the transaction, other than compliance with the relevant federal and state securities laws and the corporate laws of Montana.

                                  ESCHEAT LAWS

The unclaimed property and escheat laws of each state provide that under circumstances defined in that state's statutes, holders of unclaimed or abandoned property must surrender that property to the state. Persons whose shares are eliminated and whose addresses are unknown to Winter Sports, or who do not return their stock certificates and request payment therefor, generally will have a period of years from the Effective Time in which to claim the cash payment payable to them. For example, with respect to shareholders whose last known addresses are in Montana, as shown by the records of Winter Sports, the period is five years. Following the expiration of that five-year period, the Uniform Unclaimed Property Act of Montana would likely cause the cash payments to escheat to the State of Montana. For shareholders who reside in other states or whose last known addresses, as shown by the records of Winter Sports, are in states other than Montana, such states may have abandoned property laws which call for such state to obtain either (i) custodial possession of property that has been unclaimed until the owner reclaims it; or (ii) escheat of such property to the state. Under the laws of such other jurisdictions, the "holding period" or the time period which must elapse before the property is deemed to be abandoned may be shorter or longer than five years. If Winter Sports does not have an address for the holder of record of the shares, then unclaimed cash-out payments would be turned over to its state of incorporation, the state of Montana, in accordance with its escheat laws.

                         DISSENTERS' OR APPRAISAL RIGHTS

Any Cashed-Out Shareholder of Winter Sports may, as an alternative to receiving a consideration specified in this proxy statement, dissent from the Reverse Split and obtain payment of the fair value of such shareholder's shares of common stock pursuant to Sections 35-1-826 through 35-1-839 of the Montana Business Code Annotated ("MCA"). The following is a summary of the rights of Winter Sports' shareholders who dissent from the Reverse Split. It does not purport to be complete and is qualified in its entirety by reference to Sections 35-1-826 through 35-1-839 of the MCA, a copy of which is attached as Annex C to this proxy statement.

To exercise these rights, you must:

      o deliver to Winter Sports, at any time before the _____________, 2003 vote concerning the Reverse Split, written notice of your intent to demand payment for your shares if the Reverse Split is effected; and

      o     you must not vote in favor of the Reverse Split.

If you fail to deliver the notice on time or if you vote in favor of the Reverse Split, you will not have any dissenters' rights. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Reverse Split, which also will have the effect of waiving your dissenters' rights.

If the Reverse Split is approved by the required vote, Winter Sports is required to deliver a written dissenters' notice to all shareholders who gave a timely notice of intent to demand payment and who did not vote in favor of the Reverse Split. The notice must be sent by Winter Sports no later than 10 days after the Reverse Split is approved and must:

      o state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

      o inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;

      o supply a form for demanding payment that includes the date of the first announcement to the news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters' rights to certify whether or not such shareholder acquired beneficial ownership of the shares before that date;

      o set a date by which Winter Sports must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required dissenters' notice is delivered; and

      o be accompanied by a copy of Sections 35-1-826 through 35-1-839 of the MCA.

If you exercise dissenters' rights, once you receive a written dissenters' notice as described above, you must within the time set forth in the dissenters' notice:

      o     demand payment;

      o certify whether you acquired beneficial ownership of your shares for which dissenters' rights are demanded before the date set forth in the dissenters' notice; and

      o deposit your certificates in accordance with the terms of the dissenters' notice.

A shareholder who does not demand payment or deposit certificates where and when required is not entitled to payment for such shareholder's shares under the dissenters' rights statutes. A shareholder who timely demands payment and deposits his certificates as requested by the dissenters' notice retains all other rights of a shareholder until such rights are canceled by the consummation of the Reverse Split. Winter Sports may restrict the transfer of uncertificated shares from the date of the demand for payment until the Reverse Split is consummated; however, the holder of uncertificated shares retains all other rights of a shareholder until those rights are canceled by the consummation of the Reverse Split.

Except as provided in the following paragraph, as soon as the Reverse Split is effectuated or upon receipt of the demand for payment, Winter Sports must pay each dissenter who complied with the foregoing requirements the amount Winter Sports estimates to be the fair value of the dissenters' shares plus accrued interest. The payment must be accompanied by certain financial information concerning Winter Sports, a statement of Winter Sports' estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the dissenter's right to demand payment if the dissenter is dissatisfied with the payment offer, and a copy of Sections 35-1-826 through 35-1-839 of the MCA.

If the Reverse Split does not occur within 60 days after the date set in the dissenters' notice for demanding payment and depositing certificates, Winter Sports must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Notwithstanding the foregoing, Winter Sports may elect to withhold payment from any dissenter with respect to shares of which the dissenter or the person on whose behalf the dissenter acts was not the beneficial owner before ______________, 2003, the date of the first announcement to the news media of the terms of the Reverse Split. If Winter Sports elects to withhold such payments, after the consummation of the Reverse Split, Winter Sports must estimate the fair value of the shares plus accrued interest and pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. Winter Sports must send with its offer a statement of its estimate of fair value of the shares, an explanation of how interest was calculated and a statement of the dissenter's right to demand payment if he is dissatisfied with the offer.

A dissenter may notify Winter Sports in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due with respect thereto and may demand payment of the dissenter's estimate, less any previous payment, or reject Winter Sports' offer and demand payment of the fair value of the dissenter's shares and the interest due if (i) the dissenter believes that the amount paid or offered is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated, (ii) Winter Sports fails to make payment within 60 days after the date set for demanding payment, or (iii) Winter Sports fails to effectuate the Reverse Split and does not return the deposited certificates or release the transfer restrictions on uncertificated shares within 60 days after the date set for demanding payment. A dissenter waives the right to demand payment of the dissenter's own estimate of the fair value of the dissenter's shares or of the fair value of the dissenter's shares unless the dissenter notifies Winter Sports of his demand in writing within 30 days after Winter Sports made or offered payment for the dissenter's shares.

Within 60 days after any such subsequent demand is submitted by a shareholder, if such demand remains unsettled, Winter Sports is required to file in an appropriate court in Montana, a petition to determine the fair value of the shares and accrued interest. If Winter Sports does not commence the proceeding within the 60-day period, it is to pay each dissenter whose demand remains unsettled the amount demanded. The court may appoint an appraiser to assist in determining the fair value of the shares. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares plus interest exceeds the amount paid by Winter Sports or for the fair value plus accrued interest of his after-acquired shares for which Winter Sports elected to withhold payment. The costs of any such court proceedings (including the compensation and expenses of any appraiser appointed by the court) will be assessed against Winter Sports except that the court may assess any part of those costs as an expense against all or some dissenters who are parties to the proceeding and whose action in demanding a payment in addition to that offered by Winter Sports the court finds to be arbitrary, vexatious or not in good faith. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, (1) against Winter Sports and in favor of any or all dissenters if the court finds that Winter Sports failed to comply substantially with the dissenters' rights statutory requirements or (2) against either Winter Sports or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against Winter Sports, it may award to the counsel reasonable fees to be paid out of the amount awarded to the dissenters who were benefited.

Winter Sports shareholders considering exercising dissenters' rights should bear in mind that the fair value of their shares determined under Sections 35-1-826 through 35-1-839 could be more than, the same as or less than the value of the consideration they will receive pursuant to the Reverse Split if they do not exercise dissenters' rights.

Any shareholder contemplating the exercise of dissenters' rights is urged to review the full text of the dissenters' rights statutes, Sections 35-1-826 through 35-1-839 of the MCA. The procedures set forth in the dissenters' rights statutes must be followed exactly or dissenters' rights may be lost.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE AMENDMENT OF WINTER SPORTS' ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK
                      SPLIT OF WINTER SPORTS' COMMON STOCK

                         ITEM 2 - ELECTION OF DIRECTORS

Our Articles of Incorporation and Bylaws provide for a board of directors comprised of nine persons, each of whom is to be elected at the annual shareholder meeting and serves a one year term or until his or her successor is elected and qualified. Under our Articles of Incorporation, shareholders are entitled to cumulate votes for election to the board of directors as further described below.

Information About Directors and Nominees for Election

Each of the nominees listed below is a current director of Winter Sports. The names and ages of the nominees, the years they became directors, their principal occupations for the past five years and certain other information are as follows:

Charles R. Abell, age 64, has been a director since 1992. He has been president/CEO of the Whitefish Credit Union, Whitefish, Montana since 1967 and is a Whitefish native. He is a business graduate of the University of Montana with emphasis on marketing and finance. Mr. Abell is a past member of the Whitefish City-County Planning Board, Flathead Basin Commission and Lakeshore Preservation Committee. He is past chairman of the Whitefish School Board, North Valley Hospital Board and Rotary Club president. He is a member of the Resort Tax Oversight Committee, the North Valley Toastmasters, and a director of Big Mountain Development Corporation.

Jerome T. Broussard, age 62, has been a director since 2000. Mr. Broussard is president of Broussard Holding Company, a private investment firm, and was president of Columbia Falls Aluminum Company in Columbia Falls, Montana from 1985 until 1993. Mr. Broussard serves on the Business Council of Tulane University and the President's Council of Colorado School of Mines.

Brian T. (Tim) Grattan, age 65, has been a director since 1981. He has owned and managed a real estate development company in Whitefish, Montana since 1971, and is the developer and a general partner of Grouse Mountain Lodge in Whitefish. He is a director of the Glacier Park International Airport Board and is a director of Big Mountain Development Corporation. Mr. Grattan is past chairman of the board of the Montana Chamber of Commerce and was formerly general manager of Big Mountain Sewer District.

Dennis L. Green, age 56, has been a director since 1986, is Chair of the Board of Directors, and is currently consulting as Acting Chief Executive Officer. He has been the president of Dasen Company and Flathead County Title Company since 1986, and president and general manager of Budget Finance since 1975. He is past chapter chairman of the Northwest Chapter of the American Red Cross. Mr. Green is the past vice chair and current chairman of the board of directors of the American Red Cross Blood Services - Louis and Clark Region - Idaho, Montana and Utah, a member of the board of directors of Flathead Industries, president of the Montana Consumer Finance Association and is a director and vice president of Big Mountain Development Corporation. Mr. Green is past president of Evergreen Bancorporation and a former director of First National Bank of Whitefish and First National Bank of Eureka.

Charles P. Grenier, age 54, has been a director since 1997. He was the executive vice president of Plum Creek Timber Company, Inc. of Columbia Falls, Montana from 1994 until 2000 and served as a director from 1995 to 2000. Mr. Grenier is a board member of The Montana Nature Conservancy and Jobs Now. Mr. Grenier formerly served on the board of the University of Montana Foundation, the APA, The Engineered Wood Association, and the Montana Nature Conservancy.

Jerry J. James, age 56, has been a director since 1997. He is a senior vice president for Flathead Bank Holding Company of Bigfork, Montana which owns banks in Bigfork, Lakeside, Belgrade and Ennis, Montana. He served as the president of the Kalispell Bank of First Interstate Bancsystem of Montana, Inc. from 1992 until his resignation in August, 2000. He served as executive vice president of First Interstate Bank of Wyoming from 1985 until 1992. Mr. James serves as a board member for Flathead Bank Holding Company, Flathead Bank of Bigfork, Valley Bank of Belgrade and Valley Bank of Ennis. He is a past board member of the Montana Bankers Association, Big Brothers/Sisters, the Whitefish Rotary Club, Flathead Education Association, the Northwest Chapter of the American Red Cross, the Kalispell Development Corporation, and Jobs Now.

Michael T. Jenson, age 56, has been a director since 1995. He has been the owner of the Whitefish Gallery and Jenson Studio in Whitefish, Montana, for 27 years and is a member of the Whitefish Community Foundation. Mr. Jenson previously served as the Mayor of the City of Whitefish, as a member of the board of directors of Flathead Valley Community College, and is a past member of the Whitefish City-County Planning Board.

Darrel R. (Bill) Martin, age 79, has been a director since 1957. He is the president of Manions, a lease and rental company in Kalispell, Montana. He previously served as executive director of Flathead Convention and Visitors Association, as president and chairman of Winter Sports, Inc. and as a director of Glacier Bancorp, Inc., a bank holding company, and Glacier Bank, its operating bank subsidiary. Mr. Martin also serves as a director of Big Mountain Development Corporation.

Michael J. Muldown, age 58, has been a director since 1993. He is employed in real estate sales with Coldwell Banker - Wachholz and Company. Mr. Muldown previously owned an independent insurance agency in Whitefish, Montana after retiring from Allstate Insurance Company in November, 2000. He is a Whitefish native, a former ski patrolman and an avid skier.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF
                THE ABOVE NOMINEES AS DIRECTORS OF WINTER SPORTS

Cumulative Voting; Use of Proxies

In voting for directors, a shareholder is entitled to nine votes for each share of common stock held. A shareholder may cast votes evenly for all directors, may accumulate such votes and cast them all for one nominee or distribute votes among two or more nominees. Each director is elected by a plurality of the votes cast with respect to the election of such director. Any shares not voted (whether by abstention, broker non-vote or vote withheld) are not counted as votes cast for or against the nominees and will be excluded from the vote.

The proxy which accompanies this proxy statement provides for the following three methods of voting:

      1. If you check the box "FOR ALL NOMINEES" your votes will be evenly distributed among the nominees.

      2. If you check the box "WITHHOLD VOTES FROM ALL NOMINEES" your shares will not be voted in the election of directors; however, your shares will be counted toward a quorum and will be voted on any other business that may properly come before the meeting in the discretion of the proxy holders.

      3. If you check the box "WITHHOLD VOTES FROM ONE OR MORE INDIVIDUAL NOMINEES" and strike out the name of one or more of the nine nominees, your votes will be evenly cast for remaining nominees. For example, if you own 100 shares and you check this box, and strike out the names of two nominees, your 900 votes would be evenly distributed among the other seven nominees.

If you wish to cast or accumulate your votes in a manner other than one of the three methods described above, you must attend the meeting in person or designate some other person to act as your proxy by use of a written proxy other than the proxy which is enclosed with this proxy statement.

Winter Sports' by-laws provide that nominations for election to the board of directors may be made by the board of directors, by a nominating committee appointed by the board of directors, or by any shareholder entitled to vote for the election of directors. Nominations other than those made by the board of directors or its nominating committee are to be in writing and must be delivered or mailed to the president of Winter Sports not less than thirty (30) days nor more than sixty (60) days prior to the annual meeting of shareholders. If any of the nominees become unavailable for election for any presently unforeseen reason, the discretionary authority provided in the proxy will be exercised to vote for any alternate nominee who may be designated by the board of directors.

Board Committees

The Audit Committee members are Charles R. Abell, Jerome T. Broussard, Jerry J. James, and Charles P. Grenier, who replaced Dennis L. Green on the Audit Committee as of November 21, 2002. Our chief executive officer and chief financial officer ordinarily attended audit committee meetings for the purpose of providing information and answering questions, but the audit committee also meets in executive session and meets periodically with Winter Sports' certifying accountants outside the presence of management. The Audit Committee held six (6) meetings during the fiscal year ended May 31, 2003. Functions of the Audit Committee include annually recommending an independent auditor, and receiving and reviewing the reports submitted by them. The Audit Committee also oversees and determines the duties and responsibilities of the internal accounting staff, and receives and reviews reports submitted by the internal staff. The board of directors has adopted a written charter for the Audit Committee, which was attached as Appendix A to the proxy statement filed on September 16, 2002.

The Incentive/Compensation Committee members are Dennis L. Green, Charles P. Grenier, Jerry J. James, Darrel R. (Bill) Martin and Michael Muldown. Functions of the Incentive/Compensation Committee include negotiations and approval of executive employment agreements and periodic executive performance evaluations. During fiscal year 2003, two meetings were held by the Incentive/Compensation Committee.

Members of the Executive Committee are Dennis L. Green, Brian T. (Tim) Grattan, Jerry J. James, Michael T. Jenson and Darrel R. (Bill) Martin. The Executive Committee held no meetings during the fiscal year ended May 31, 2003.

Members of the Nominating Committee are Jerome J. Broussard, Dennis L. Green, Charles P. Grenier, Michael T. Jenson and Michael J. Muldown. No meetings were held by the Nominating Committee during the fiscal year ended May 31, 2003. Shareholders may submit nominations for the board of directors by making such nominations in writing to be delivered or mailed to the president of Winter Sports not less than thirty (30) days, nor more than sixty (60) days, prior to the annual meeting of shareholders.

Meetings of Board of Directors and Committees

During the fiscal year ended May 31, 2003, the board of directors held twelve
(12) meetings. During their term in office all directors attended 75% or more of the total number of the meetings of the board of directors and all committees of the board of directors on which a director served.

Directors' Compensation

Our non-employee directors received an annual fee of $ 6,500 during fiscal year 2003. Directors are paid on a pro rata basis for the months they serve as a director of Winter Sports during each fiscal year. No additional fees are paid for serving on a committee of the board of directors.

                                VOTING SECURITIES
                                       AND
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Voting Securities

The only voting securities of Winter Sports are shares of common stock, of which there were 988,668 shares outstanding as of ____________, 2003. Each share is entitled to one vote, except that cumulative voting is permitted in the election of directors.

Beneficial Owners

To Winter Sports' knowledge, the following were the only beneficial owners of 5% or more of the outstanding common stock of Winter Sports as of ______________, 2003. The table also shows the anticipated beneficial ownership by such persons after the Reverse Split transaction. Except as otherwise specified, each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his or her name.

                                       Before Reverse Split Transaction                  After Reverse Split Transaction

                                  Shares of Common    Percentage of Shares        Shares of Common     Percentage of Shares
Name                                         Stock             Outstanding                   Stock              Outstanding
Dennis L. Green                        248,869 (1)                   25.2%                   1,659                    26.3%
P.O. Box 1888
Kalispell, MT 59903

Richard A. Dasen and                   247,500 (2)                   25.0%                   1,650                    26.1%
Susan D. Dasen
400 West Valley Drive
Kalispell, MT 59901

Budget Finance                    247,200 (1), (2)                   25.0%                   1,648                    26.1%
P.O. Box 22
Kalispell, MT 59903

Jerome T. Broussard                    102,000 (3)                   10.3%                     680                    10.8%
P.O. Box 428
Whitefish, MT 59937

Mary Jane Street Living                 73,177 (4)                    7.4%                     487                     7.7%
Trust
P.O. Box 806
Whitefish, MT 59937

Mary Jane Street                        73,177 (4)                    7.4%                     487                     7.7%
P.O. Box 806
Whitefish, MT 59937

Darrel R. (Bill) Martin                 50,250 (5)                    5.1%                     333                     5.3%
1429 Hwy. 2 West
Kalispell, MT 59901

----------
(1) Mr. Green owns 1,520 shares and shares investment and voting power with respect to 247,250 shares owned by Budget Finance, a wholly owned subsidiary of Dasen Company. Mr. Green is a shareholder, a director and president of Dasen Company and is president of Budget Finance. Also includes 149 shares held by a son, over which Mr. Green shares voting power.

(2) Mr. and Mrs. Dasen own 300 shares directly and share investment and voting power with respect to 247,250 shares owned by Budget Finance, a wholly owned subsidiary of Dasen Company. Mr. and Mrs. Dasen are the controlling shareholders of Dasen Company. On September 24, 2003, Budget Finance sold 50 shares of common stock to Jerry James, a director, for a price of $14.50 per share.

(3) Includes 102,000 shares owned by a limited partnership controlled by Mr. Broussard. Mr. Broussard shares voting and investment power over these shares.

(4) Mary Jane Street has investment and voting power with respect to the 73,177 shares owned by the Mary Jane Street Living Trust.

(5) Mr. Martin owns 25,200 shares and shares investment and voting power with respect to 25,050 shares held in a trust held by his wife.

Management

The following table sets forth as of _____________, 2003 the number of shares of common stock owned by (i) each director and nominee, (ii) the executive officers named in the Summary Compensation Table, and (iii) all directors and executive officers named in the Summary Compensation Table as a group. The table also shows the anticipated beneficial ownership by such persons after the Reverse Split transaction. Except as otherwise specified, each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

                                     Before Reverse Split Transaction              After Reverse Split Transaction

                                  Shares of Common    Percentage of Shares        Shares of Common     Percentage of Shares
Name                                         Stock             Outstanding                   Stock              Outstanding
Charles R. Abell                            14,794                    1.5%                      98                     1.5%

Jerome T. Broussard                        102,000                   10.3%                     680                    10.8%

Brian T. (Tim) Grattan                      13,813                    1.4%                      92                     1.4%

Dennis L. Green                        248,869 (1)                   25.2%                   1,659                    26.3%

Charles P. Grenier                           1,050                       *                       7                        *

Jerry J. James                                 150                       *                       1                        *

Michael T. Jenson                       20,708 (2)                    2.1%                     138                     2.2%

Darrel R. (Bill) Martin                 50,250 (3)                    5.1%                     335                     5.3%

Michael J. Muldown                             800                       *                       5                        *

Michael J. Collins (4)                      44,510                    4.5%                     296                     4.7%

All directors and executive                496,944                   50.3%                    3313                    47.7%
officers as a group (10
persons)

----------
*     Less than 1%

(1) Mr. Green directly owns 1,520 shares and shares investment and voting power with respect to 247,250 shares which are owned by Budget Finance, a wholly-owned subsidiary of Dasen Company. Mr. Green is a shareholder, a director and president of Dasen Company and is president of Budget Finance. Also includes 149 shares owned by a son, over which Mr. Green shares voting power.

(2) Mr. Jenson owns 162 shares and shares voting power with respect to 22 shares held by his wife and 20,524 shares held in a Trust.

(3) Mr. Martin owns 25,200 shares and shares investment and voting power with respect to 25,050 shares held in a trust held by his wife.

(4) Effective as of September 1, 2003, Michael Collins resigned as President and Chief Executive Officer of Winter Sports. Winter Sports has agreed to repurchase his shares as described in "Compensation of Executive Officers - Employee Agreements."

                               EXECUTIVE OFFICERS

Michele Reese, age 53, was hired to manage Winter Sports' Guest Services, Marketing and Communications departments in December, 1997. In 1998 she was elected executive vice president and in 2001 Ms. Reese was elected Chief Operating Officer. Ms. Reese served as senior vice president of marketing and sales for the Disneyland Resort in Anaheim, California from 1994 until 1997 and served as executive vice president of marketing and sales at Universal Studios Hollywood from 1993 until 1994. Ms. Reese is the owner and president of Beargrass Marketing of Whitefish, Montana, and worked as a consultant for Winter Sports in 1994. She is also the president of Big Mountain Club, LLC, vice chairman of the TIA Foundation, a member of the USA Marketing Counsel and serves as a board member of Big Mountain Commercial Association. She was named as a commissioner of the California Tourism Marketing Council in 1997. Ms. Reese was re-appointed by Governor Marks to serve a three- year term on the Travel Advisory Council for Montana in 2002. In 2002 she was appointed by Governor Marks to a three-year term on the State Parks Futures Committee.

Jami M. Phillips, age 44, was appointed Treasurer of Winter Sports in January, 2000 and Chief Financial Officer in September, 2000. Ms. Phillips was employed at Southern Illinois Regional Social Services, Inc. of Carbondale, Illinois as financial director from 1997 to 1999. She served as senior auditor at Kerber, Eck & Braeckel, LLP, from 1996 to 1997 and as senior auditor at Barnett & Levine, LLP, from 1995 to 1996. Both firms are public accounting firms located in Carbondale, Illinois. Ms. Phillips serves as vice president of Moose Run Homeowners Association, treasurer of Big Mountain Water Company, treasurer of Glacier Village Association, President of Kintla Lodge Condominium Association, Secretary-Treasurer of Big Mountain Club LLC, and Secretary-Treasurer of Big Mountain Development Corporation. Ms. Phillips also serves on the board of Anapurna Condominium Association.

Sandra K. Unger, age 62, was appointed Corporate Secretary in October, 1996 and is Manager of Corporate Administration. She served as Assistant Corporate Secretary from 1985 until 1996 and has been an employee of Big Mountain since 1962. Mrs. Unger previously served as a director and secretary of Summit House Restaurant & Bar, Inc., as a member of the board of directors of the Whitefish Credit Union and as secretary of Big Mountain Sewer District.

All officers are elected at the annual meeting of the board of directors immediately following the annual meeting of shareholders and serve at the pleasure of the board of directors.

                       COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth certain information regarding compensation paid during each of Winter Sports' last three fiscal years to Winter Sports' chief executive officer. No other executive officers serving at the end of fiscal year 2003 received compensation exceeding $100,000.

                           Summary Compensation Table

-------------------------------------------------------------------------------
Name and
Principal Position              Fiscal Year     Salary ($) (1)       Bonus ($)
-------------------------------------------------------------------------------
Michael J. Collins (2)                 2003          $ 115,895              $0
President and Chief Executive          2002          $ 109,854        $ 53,680
Officer                                2001          $ 110,263             $ 0
-------------------------------------------------------------------------------

----------
(1)   Includes amounts paid pursuant to Winter Sports' 401(k)Retirement Plan.

(2) Effective as of September 1, 2003, Michael Collins resigned as President and Chief Executive Officer of Winter Sports.

Employee Agreements

Michael J. Collins -- On September 1, 2003 Mr. Collins resigned as President and Chief Executive Officer of Winter Sports, resulting in Winter Sports entering into a Separation Agreement and Release of Claims with him. Under the agreement, Mr. Collins is entitled to receive as severance three installment payments equal to two years of his base salary. Winter Sports also agreed to repurchase one half of the shares owned by Mr. Collins, and gave Mr. Collins a put right to sell the other half of his shares back to Winter Sports before September 1, 2006. In addition, Winter Sports agreed to transfer a 1996 Isuzu Trooper to Mr. Collins, and issue 4 season ski passes for Big Mountain Resort to Mr. Collins for the next 6 years. The Separation Agreement terminated an employment agreement between Mr. Collins and Winter Sports which provided for a performance-based cash bonus to be paid to Mr. Collins based upon Winter Sports' net income before taxes in each fiscal year. Mr. Collins was not awarded a bonus for the fiscal year ended May 31, 2003.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 2001, Winter Sports entered into a $1,428,000 loan agreement with the Whitefish Credit Union to finance the purchase of lands from Stoltze Land and Lumber Company. The loan agreement requires payment of interest and principal in the amount of $125,000 per year beginning January 1, 2002, with the entire unpaid balance due January 1, 2007. The outstanding balance at May 31, 2003 was $1,340,705. Charles R. Abell, a director of Winter Sports, is the president and chief executive officer of the Whitefish Credit Union.

              SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act of 1934 requires Winter Sports' directors, executive officers and persons who own more than 10% of Winter Sports' common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Winter Sports. Officers, directors and greater than 10% shareholders are required by the SEC regulation to furnish Winter Sports with copies of all
Section 16(a) reports they file. To Winter Sports' knowledge, based solely on review of the copies of such reports furnished to Winter Sports or advice from reporting persons that no filings were required, during the last fiscal year all officers, directors and beneficiary owners of 10% of our common stock have complied with the Section 16(a) filing requirements.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common stock is currently traded on the NASDAQ Over The Counter Electronic Bulletin Board under the symbol "WSKI".

The following table sets forth the range of quarterly high and low bid quotations and the average purchase price per quarter for the Company's common stock during the last two fiscal years. High and low bid quotations have been supplied by D. A. Davidson & Co., Inc., a registered broker-dealer. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions.

                        Qtr.End               High        Low       Average
                        -------               ----        ---       -------

      1st Quarter       9/9/2001              19.50      13.00       13.59
      2nd Quarter       12/2/2001             20.50      15.00       18.06
      3rd Quarter       2/24/2002             19.00      16.00       18.04
      4th Quarter       5/31/2002             18.00      15.00       15.78

      1st Quarter       9/8/2002              16.50      15.00       15.29
      2nd Quarter       12/1/2002             16.50      14.00       14.60
      3rd Quarter       2/23/2003             14.25      12.00       13.76
      4th Quarter       5/31/2003             13.50      8.00        12.77

      1st Quarter       9/7/2003              13.00      13.00       no trades

No cash dividends have been paid on the Company's common stock since 1984. The declaration of dividends is subject to certain restrictions contained in the loan agreement between Bank of America and the Company. These restrictions prohibit the payment of cash dividends, other than for preferred dividends or fractional shares, without prior written consent of the Bank.

The Company's Board of Directors authorized a stock repurchase program on May 19, 2000. Under this program the Company could repurchase up to 40,000 shares of the Company's outstanding common stock at prevailing market prices from time to time over the next six to eight months. The Board of Directors renewed this program on December 20, 2000 for an additional six month time period. The program ended June 19, 2001. The Company repurchased 19,700 shares under this program.

The approximate number of shareholders of record for the Company's common stock as of August 16, 2003 was 691.

                          ITEM 3 - INDEPENDENT AUDITORS

The board of directors appointed Jordahl & Sliter PLLC ("Jordahl & Sliter") to serve as Winter Sports' independent accountants for the fiscal year ending May 31, 2004. Jordahl & Sliter has served since 1980 in that capacity. Jordahl & Sliter's reports on the financial statements for the years ended May 31, 2002 and 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years and the subsequent interim periods Winter Sports has not had any disagreements with Jordahl & Sliter on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

A resolution will be presented at the shareholder meeting to ratify the appointment by the board of directors of Jordahl & Sliter to serve as Winter Sports' independent accountants for the current fiscal year. A majority vote is required for ratification. If the shareholders do not ratify the selection of Jordahl & Sliter, it will not preclude the board of directors from retaining them to serve as Winter Sports' independent accountants for the current fiscal year. A representative of Jordahl & Sliter will be present at the annual meeting and will have an opportunity to make a statement if he or she desires, and to respond to appropriate questions.

Audit Fees

Audit fees billed by Jordahl & Sliter for the audit of Winter Sports' annual financial statements the fiscal year ended May 31, 2003 and the reviews of the financial statements included in Winter Sports' quarterly reports on Form 10-QSB for that fiscal year totaled $43,000.

Financial Information Systems Design and Implementation Fees

Winter Sports did not engage Jordahl & Sliter to provide advice regarding financial information systems design and implementation during the fiscal year ended May 31, 2003.

All Other Fees

Fees billed to Winter Sports by Jordahl & Sliter during the fiscal year ended May 31, 2003 for all other, non-audit services rendered to Winter Sports, including tax-related services, totaled $4,375.

The Audit Committee considered whether the provision of the services covered by the fees described under the caption "All Other Fees" was compatible with maintaining Jordahl & Sliter independence. We concluded that the services covered by "All Other Fees" are compatible with maintaining the auditor's independence.

  THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPOINTMENT OF JORDAHL & SLITER AS WINTER SPORTS' INDEPENDENT ACCOUNTANTS FOR
                               FISCAL YEAR 2004.

                             AUDIT COMMITTEE REPORT

The Audit Committee oversees Winter Sports' financial reporting process and recommends to the board of directors the appointment of independent auditors to audit the financial statements each year and confers with the auditors and officers for purposes of reviewing Winter Sports' internal controls, accounting practices, financial structures and financial reporting. Management has primary responsibility for preparing financial statements and the financial reporting process. The independent accountants, Jordahl & Sliter, are responsible for expressing an opinion on the conformity of the audited financial statements to generally accepted accounting principles.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with management.

      The Audit Committee has discussed with Jordahl & Sliter the matters required to be discussed by SAS 90 (Codification of Statements on Auditing Standard, AU 380).

2. The Audit Committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No.1 (Independence Standards Board Standards No. 1, Independence Discussions with Audit Committees) and has discussed with the independent accountants the independent accountants' independence.

3.    Based on the review and discussion referred to in paragraphs (1) through
      (3) above, the Audit Committee recommended to the board of directors, that the audited financial statements be included in Winter Sports' Annual Report on Form 10-KSB for the fiscal year ended May 31, 2003, for filing with the Securities and Exchange Commission.

Each of the members of the Audit Committee is independent as defined under the listing standards of NASDAQ.

Audit Committee
Jerome T. Broussard, Chairman
Charles P. Grenier
Charles R. Abell
Jerry J. James

                           PROXY SOLICITATION EXPENSES

The cost of soliciting proxies, including the cost of preparing and mailing proxy materials, will be borne by Winter Sports. The solicitation of the proxies will be made by mail, and may be made by the officers, directors or other employees of Winter Sports without special compensation. Brokers, custodian and other similar persons will be reimbursed for reasonable expenses incurred in sending proxy materials to beneficial owners of Winter Sports' common stock.

                                 OTHER BUSINESS

As of the date of this proxy statement, management knows of no other business to be presented at the meeting. However, if any other matters properly come before the meeting, it is the intention of the proxy holders to vote or refrain from voting in their discretion.

                                  ANNUAL REPORT

Winter Sports' Annual Report for the fiscal year ended May 31, 2003, including audited financial statements, is being distributed with this proxy statement. Shareholders not receiving a copy of the 2003 Annual Report may obtain one by writing or calling Sandra Unger, Secretary of Winter Sports, Inc., P.O. Box 1400, Whitefish, MT 59937. Telephone (406) 862-1933.

                  SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

Shareholders wishing to submit proposals for inclusion in Winter Sports' proxy statement for the 2004 annual meeting of shareholders must submit such proposals so as to be received by Winter Sports at Big Mountain Ski Resort, P. O. Box 1400, Whitefish, Montana 59937, on or before May 1, 2004.

                              AVAILABLE INFORMATION

We have also filed Rule 13e-3 Transaction Statements on Schedule 13E-3 under the Exchange Act with respect to the Reverse Split. These schedules contain additional information about Winter Sports. Copies of these schedules and the Fairness Opinion by Willamette are available for inspection and copying at the principal executive offices of Winter Sports during regular business hours by any interested shareholder of Winter Sports, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written request directed to Sandra Unger, Secretary of Winter Sports, Inc., P.
O. Box 1400, Whitefish, MT 59937. Telephone: (406) 862-1933.

We are currently subject to the information requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. Shareholders of Winter Sports as of the Record Date for the shareholder meeting are being forwarded a copy of Winter Sports' Annual Report on Form 10-KSB (exclusive of exhibits) as filed with the SEC, and the consolidated statements of financial condition of Winter Sports as of May 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended May 31, 2003, 2002 and 2001 prepared in accordance with generally accepted accounting principles. Copies of Winter Sports' Forms 10-QSB for the quarterly periods ended September 9, 2002, December 1, 2002, February 23, 2003, and September 7, 2003 are available, upon written request, at no charge to any shareholders. For copies, write to Sandra Unger, Secretary of Winter Sports, Inc., P. O. Box 1400, Whitefish, MT 59937. Telephone (406) 862-1933.

Copies of such reports, proxy statements and other information, as well as the Rule 13E-3 Transaction Statements, may be copied (at prescribed rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. For further information concerning the SEC's public reference room, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at "http://www.sec.gov." Winter Sports' common stock is quoted on the Over-The-Counter Electronic Bulletin Board under the symbol "WSKI.OB".

                                     GENERAL

It is important that all proxies be forwarded promptly in order that a quorum may be present at the meeting. Whether or not you contemplate attending the meeting in person, we urge you to sign, date and mail the accompanying proxy AT YOUR EARLIEST CONVENIENCE. If you attend the meeting, you may, if you so desire, revoke your proxy and vote in person.

By order of the Board of Directors

Dated at Whitefish, Montana
November__, 2003
Sandra K. Unger
Corporate Secretary

                               WINTER SPORTS, INC.
                                 P. O. Box 1400
                            Whitefish, Montana 59937

                               [PRELIMINARY COPY]
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint Darrel R. (Bill) Martin, Michael T. Jenson and Brian T. (Tim) Grattan, and each of them as proxies, each with full power of substitution, to represent and vote for and on behalf of the undersigned the number of shares of common stock of Winter Sports, Inc. that the undersigned would be entitled to vote if personally present at the annual meeting of shareholders to be held [____________], and at any adjournment thereof. The undersigned directs that this proxy be voted as follows:

1. To approve the Amendment to the Articles of Incorporation of Winter Sports, Inc., to effect a Reverse Split of Winter Sports, Inc.'s common stock.

|_| FOR |_| AGAINST |_| ABSTAIN

If no specification is made, this Proxy will be voted in favor of the Amendment.

2. Election of Directors (check only one box):

|_| FOR ALL NOMINEES listed below

|_| WITHHOLD VOTES FROM ALL NOMINEES

|_| WITHHOLD VOTES FROM ONE OR MORE INDIVIDUAL NOMINEES. Cross out or strike out the name(s) of the following nominee(s) you do not want to vote for. Your votes will be evenly distributed among the other nominees.

Charles R. Abell          Jerome T. Broussard            Brian T. (Tim) Grattan
Dennis L. Green           Charles P. Grenier             Jerry J. James
Michael T. Jenson         Darrel R. (Bill) Martin        Michael J. Muldown

If no specification is made, a vote for all nominees will be entered and will be evenly distributed among such nominees. If you wish to cast or accumulate your votes in a manner not provided for on this proxy, you must attend the meeting in person or appoint some other person to act as your proxy by use of a written proxy other than this proxy.

3. To ratify the selection of Jordahl & Sliter PLLC as independent accountants.

|_| FOR |_| AGAINST |_| ABSTAIN

If no specification is made, this Proxy will be voted to ratify the selection of Jordahl & Sliter PLLC.

4. At their discretion, the proxies are authorized to vote on such other business not known within a reasonable time before the meeting as may properly come before the meeting.

The undersigned ratifies all that said proxies or their substitutes may lawfully do by virtue thereof. The undersigned hereby revokes any proxy or proxies heretofore given for such shares.

Date:________________________, 2004


________________________________
Signature

________________________________
Signature if held jointly

IMPORTANT: Please date and sign your name exactly as it appears on this Proxy. If stock is held jointly, both persons should sign. Persons signing in a representative capacity should give their title.

                PLEASE PROMPTLY DATE, SIGN AND RETURN THIS PROXY